Exhibit 2.1

DATED	21 SEPTEMBER	2004

THE SELLERS

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PRICELINE.COM HOLDCO U.K. LIMITED

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THE DEFERRED SHAREHOLDERS

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THE RESIDUAL SHAREHOLDERS

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THE OPTION SHAREHOLDERS

AGREEMENT

RELATING TO

THE SALE AND PURCHASE OF THE SHARE CAPITAL OF

ACTIVE HOTELS LIMITED

Indemnity for lost share certificate (if required)

Resignation letters of target directors (other than Continuing Directors) and secretary

Deeds of Release from Sellers in favour of the Company

Adrian Currie Deed of Release

Shareholder Agreements Deed of Termination

Management Incentive Plan Put and Call Option Agreements

B Share Subscription Letters (re the Management Incentive Plan)

Account Management Agreement

Service Agreements

Disclosure Letter and Annexes

Management Accounts

New Articles of Association

Option Schedule

Company resolution to amend the rules of the Unapproved Option Plan and related consent from beneficiaries of the Plan

2

SHARE SALE AGREEMENT

THIS AGREEMENT is made the 21st day of September 2004

BETWEEN:

(1)            The several persons whose names and addresses are set out together in Schedule 1 Part 1 (together, the “Sellers”); and

(2)           Priceline.com Holdco U.K. Limited, a company registered in England, under number 5206488, whose registered office is at 100 New Bridge Street, London, EC4V 6JA (the “Purchaser”);

(3)           The several persons whose names are set out together in Schedule 1, Part 3 (together, the “Deferred Shareholders”); and

(4)           The several persons whose names are set out together in Schedule 1, Part 2 (together the “Residual Shareholders”); and

(5)           The several persons whose names are set out together in the Option Schedule, (together the “Option Shareholders”).

RECITALS:

(A)          Active Hotels Limited is a company registered in England under number  3512889, whose registered office is at Compass House, 80 Newmarket Road, Cambridge CB5 8DZ (the “Company”).  Particulars of the Company are set out in Schedule 2.

(B)           The Sellers have agreed to sell and the Purchaser has agreed to purchase all the Sale Shares on and subject to the terms of this Agreement.

(C)           The Deferred Shareholders have agreed to sell and the Purchaser has agreed to purchase all the Deferred Shares on and subject to the terms of this Agreement.

(D)          The Residual Shareholders have agreed to sell and the Purchaser has agreed to purchase all the Residual Shares on and subject to the terms of this Agreement.

(E)           The Option Shareholders have agreed to sell and the Purchaser has agreed to purchase all the Option Shares on and subject to the terms of this Agreement.

IT IS AGREED:

1.             INTERPRETATION

1.1           In this Agreement (including its Recitals and Schedules), the following words and expressions have the meanings respectively set opposite them:

“Account Management Agreement” means the agreement in the agreed form between the Seller’s Solicitors, the Purchaser’s Solicitors, the Warrantors, the Investor Sellers’ Representative, the Other Sellers’ Representative, the Residual Sellers’ Representative, the Deferred Sellers’ Representative and the Option Shareholders’ Representative relating to the operation of the Warranty Retention Account;

“Accounts” means the audited balance sheet and profit and loss account of the Company as at and for the period ended on the Balance Sheet Date including all notes, reports, statements and other documents annexed to them;

“Balance Sheet Date” means 31 December 2003;

“Business Day” means any day (except any Saturday or Sunday) on which banks in the City of London are open for business;

“Claim” means any claim by the Purchaser under the Warranties or the indemnities in clauses 8.6, 8.7, 8.9, 8.11 and 8.12 (including, except where expressly excluded, the amount of any costs (including legal costs), expenses, disbursements and other liabilities incurred in connection with bringing such claim);

“Company” has the meaning given in Recital (A);

“Company Systems” means, with the exception of computer or data processing systems, information or communications technologies used by a third party solely to provide services to the Company and/or any other person and/or for such third party’s own benefit, the computer and data processing systems, information and communications technologies used in or for the business of the Company including information and communications hardware, software (whether proprietary or third party owned), networks, data storage devices, printers, VDU’s, firmware, dedicated power supplies, cabling, peripherals and associated documentation (including, for the avoidance of doubt, where such items are owned by or licensed or leased to the Company);

“Completion” means completion of the sale and purchase of the Sale Shares, the Residual Shares, the Deferred Shares and the Option Shares pursuant to this Agreement in accordance with its terms;

“Completion Date” means the date of this Agreement;

“Continuing Directors” means Andrew Phillipps, Matthew Witt and Adrian Currie being three of the Directors;

“Data Room” means the data room in the agreed form;

“Deferred Option Shares” means shares acquired on exercise of an Option other than Same Day Option Shares;

“Deferred Shares” means the Shares described in column (2) of Schedule 1, Part 3;

“Deferred Shareholders” means the persons whose names are listed in column (1) of Schedule 1, Part 3;

“Deferred Shareholders Representative” has the meaning given to it in clause 16.3;

“Directors” means the persons listed as directors of the Company in Schedule 2;

“Disclosure Letter” means the letter of the same date as this Agreement from the Warrantors to the Purchaser together with all documents annexed to it in the agreed form as referred to in clause 8 delivered prior to the execution of this Agreement by the Warrantors to the Purchaser;

“Encumbrance” includes any charge, debenture, mortgage, pledge, lien, restriction, assignment, hypothecation, security interest, title retention or other security agreement or arrangement, or any other interest, equity or other right of any person (including any right to acquire, option, right of first refusal or right of pre-emption) or any agreement or arrangement to create any of the same;

“Finally Determined” means determined by a competent court at first instance or agreed between the parties;

“Founders” means Andrew James Phillipps and Adrian Nicholas Critchlow, and “Founder” means any one of them;

“Governmental Entity” means any person exercising executive, legislative, regulatory or administrative functions of or pertaining to the government of any state or political subdivision thereof;

“ICTA 1988” means the Income and Corporation Taxes Act 1988;

“Intellectual Property” means inventions, patents, trade marks, service marks, designs (whether registered or unregistered), copyrights (including copyright in computer programs), domain names, confidential information, know-how, business or trade names,  trading goodwill and all applications and rights to apply for, or for the protection of, any of the foregoing;

“Intellectual Property Rights” means the Intellectual Property which is owned or used by the Company, including without limitation the specific rights which are disclosed by the Disclosure Letter but excluding for the purposes of the Warranties (other than Warranty K2) the domain names listed in Part II of Schedule 5;

“Investor Sellers” means the persons whose names are asterisked in column (1) of Schedule 1 Part 1;

“Investor Sellers’ Representative” has the meaning given to it in clause 16.1;

“IP Licences” means all licences, maintenance and support agreements entered into by the Company on or before the Completion Date for the use or possession of any Intellectual Property;

“Licensed IP” means any Intellectual Property licensed to the Company pursuant to an IP Licence;

“Losses” includes, in respect of any matter, event or circumstance, all demands, claims, actions, proceedings, damages, payments, fines, penalties, costs (including legal costs), expenses, disbursements or other liabilities in any case of any nature whatsoever;

“Management Accounts” means the unaudited balance sheet of the Company as at 31 July 2004 and the unaudited profit and loss account of the Company for the period from 1 January 2004 to 31 July 2004 in the agreed form;

“Market Value” means the open market value of the Deferred Option Shares on the assumption that a purchaser would also be obliged to offer the same price per share to all shareholders and would thereby acquire 100% of the share capital of the Company, with no discount for the fact that the Deferred Option Shares represent a minority interest in the Company. Open market value shall be determined on the basis of the value of the Company as a going concern, as between a willing seller and a willing buyer;

“Open Source Software” means any open source software which was licensed to the Company prior to Completion;

“Option” means any option to acquire or otherwise convert into the share capital of the Company;

“Option Schedule” means the schedule of all outstanding Options in the agreed form;

“Option Share Acquisition Agreement” means the agreement between the Company and the Founders under which the Founders agree to transfer to Option Holders (as defined therein) shares to satisfy the exercise of options in the Company;

“Option Shareholders Representative” has the meaning given to it in clause 16.4;

“Option Shares” means the Shares described in column (2) of the Option Schedule and including both Same Day Option Shares and Deferred Option Shares;

“Other Sellers” means Fonterona Holdings S.A., Paul Dukes, George Franks, George Malcolm Roger Graham, Michael Ullmann and Matthew Witt and Helen Hurst;

“Other Sellers Representative” has the meaning given to it in clause 16.2;

“Property” means the property brief particulars of which are set out in Schedule 3;

“Purchaser’s Group” means the Purchaser and its holding company or companies (if any) and its subsidiary undertakings from time to time and any subsidiary undertakings of any such holding company or companies and, after Completion, the Company;

“Purchaser’s Solicitors” means Baker & McKenzie of 100 New Bridge Street, London EC4V 6JA;

“Relevant Accounting Standards” means, in relation to the Accounts any of the following in force on the relevant Balance Sheet Date, namely any applicable Statement of Standard Accounting Practice, Financial Reporting Standard, Urgent Issues Task Force Abstract or Statement of Recommended Practice issued by the UK Accounting Standards Board (or any successor body) or any committee of it or body recognised by it and, to the extent that the Company is not required to comply with any of the foregoing, the relevant accounting standards applicable to the Company;

“Residual Shareholders Representative” has the meaning given to it in clause 16.4;

“Residual Shares” means the shares in the capital of the Company described in column (2) of Schedule 1 Part 2;

“Restricted Area” means the United Kingdom, France, Germany, the Netherlands, Belgium, Italy and Spain and the other member states of the European Union together with Switzerland and Iceland;

“Restricted Business” means the business of the Company carried on at the Completion Date including, without limitation, accommodation booking and reservations whether through online or call centre means or otherwise;

“Restricted Period” means a period commencing on the Completion Date and ending on the date 36 months after (but including) the Completion Date;

“Sale Shares” means the shares in the capital of the Company described in column (2) of Schedule 1 Part 1;

“Same Day Option Shares” means shares acquired on exercise of an Option where exercise takes place on the date of this Agreement;

“Sellers’ Solicitors” means Lovells of Atlantic House, Holborn Viaduct, London, EC1A 2FG;

“Shares” means the entire issued share capital of the Company from time to time;

“Shareholders” means the Sellers, the Residual Shareholders and the Deferred Shareholders;

“Tax” or “Taxation” means all forms of taxation, withholdings, social security contributions, deductions, or amounts in the nature of taxation whether of the United Kingdom or elsewhere, chargeable against or payable by the Company, including any interest, fine, penalty or surcharge levied in connection therewith;

“Tax Warranties” means the Warranties set out in section N of Schedule 4;

“TCGA” means the Taxation of Chargeable Gains Act 1992;

“Warranties” means the warranties referred to in clause 8.1 and set out in Schedule 4;

“Warrantors” means each of Andrew James Phillipps and Adrian Nicholas Critchlow;

“Warranty Retention” means the amount standing to the credit of the Warranty Retention Account from time to time;

“Warranty Retention Account” means the account defined in clause 9.1; and

“Warranty Retention Release Date” means the date which is fifteen months from the date of this Agreement.

1.2           In this Agreement, unless the context otherwise requires:

(a)           references to this Agreement or any other document include this Agreement or such other document as varied, modified or supplemented in any permitted manner from time to time;

(b)           references to the parties, recitals, clauses and schedules and sub-divisions of them are references to the parties and their legal personal representatives, successors and permitted assigns, the recitals and clauses of, and schedules to, this Agreement and (save in the case of the parties) sub-divisions of them respectively;

(c)           references to any enactment include references to such enactment as re-enacted, amended or extended on or before the date of this Agreement and any subordinate legislation made from time to time under it;

(d)           references to a “person” include any individual, company, corporation, firm, partnership, joint venture, association, organisation, institution, trust or agency, whether or not having a separate legal personality;

(e)           references to the one gender include all genders, and references to the singular  include the plural and vice versa;

(f)            headings are inserted for convenience only and shall be ignored  in construing this Agreement; and

(g)           the words “company”, “subsidiary”, “subsidiary undertaking” and “holding company”  have the meanings given to them by the Companies Act 1985, as amended by the Companies Act 1989.

1.3           The Recitals and Schedules to this Agreement form part of it.

1.4           Any reference in this Agreement to a document being “in the agreed form” is to a document in the terms agreed between the parties and for identification purposes only signed or initialled by the Sellers’ Solicitors and the Purchaser’s Solicitors (on behalf of the parties) on or before the date of this Agreement.

1.5           The obligations of each Seller under this Agreement are entered into on a several basis and so that no claim may be brought against any Seller in respect of any breach of this Agreement by any other Seller.

2.             SALE AND PURCHASE OF SHARES

2.1           On and subject to the terms of this Agreement, each of the Shareholders shall sell and the Purchaser shall purchase, the entire legal and beneficial ownership in that number of Sale Shares, Residual Shares and Deferred Shares as are shown opposite its name in Column (2) Schedule 1 Part 1, Column (2) Schedule 1 Part 2 and Column (2) Schedule 1 Part 3 respectively, on and with effect from the Completion Date, in each case free from all Encumbrances and together with all rights which are now, or at any time hereafter may become, attached to them (including without limitation the right to receive all dividends and distributions declared, made or paid on or after Completion).

2.2           On and subject to the terms of this Agreement, each of the Option Shareholders shall sell and the Purchaser shall purchase, the entire legal and beneficial ownership in that number of Option Shares as are shown opposite its name in column (2) of the Option Schedule on and with effect from Completion, in each case free from all Encumbrances and together with all rights which are now, or at any time hereafter may become, attached to them (including without limitation the right to receive all dividends and distributions declared, made or paid on or after Completion).

2.3           In relation to the Sale Shares owned by Fonterona Holdings SA, the Founders shall procure the sale of, and the Purchaser shall purchase the entire legal and beneficial ownership of such Shares, on and with effect from Completion, free from all Encumbrances and together with all rights which are now, or at any time hereafter may become, attached to them (including without limitation the right to receive all dividends and distributions declared, made or paid on or after Completion.

2.4           Each of the Shareholders and each of the Option Shareholders hereby irrevocably waives or shall procure the waiver of any rights which may be or have been conferred on it or any other person under the articles of association of the Company or in any other way to have any of the Sale Shares, the Deferred Shares, the Residual Shares or the Option Shares offered to it or any other person for purchase at any time on or before the transfer or issue of the Sale Shares, the Deferred Shares, the Residual Shares and the Option Shares pursuant to the provisions of this Agreement.

3.             CONSIDERATION

The total consideration payable by the Purchaser for the Sale Shares, the Deferred Shares, the Residual Shares and the Option Shares shall be the sum of £90,000,000  which, in the case of the Sale Shares shall be allocated among the Sellers as shown in column (3) of Schedule 1, in the case of the Residual Shares shall be allocated amongst the Residual Shareholders as shown in column (3) of Schedule 1, Part 2, in the case of the Option Shares shall be allocated amongst the Option Shareholders as shown in column (3) of the Option Schedule and which in the case of the Deferred Shares shall be allocated amongst the Deferred Shareholders as shown in column (3) of Schedule 1, Part 3, which shall be paid in full in cash on Completion by electronic transfer of cleared funds for same day value on the Completion Date in accordance with the provisions of clauses 4.2, 4.3, 4.4 and 4.5.

The consideration payable by the Purchaser for each of the Deferred Option Shares shall be the lower of the price paid per Share under this Agreement and the Market Value of those shares on the date of exercise of the Option under which the Deferred Option Shares are acquired.

4.             COMPLETION

4.1           Completion shall take place at the offices of the Sellers’ Solicitors on the Completion Date or at such other place and/or on such other date as may be agreed between the parties when the matters set out in clauses 4.2 to 4.10 shall occur.

4.2           On Completion, the Purchaser shall:

(a)           pay £4,500,000 (four million five hundred thousand pounds) into the Warranty Retention Account (such amount being allocated among the sellers of the Sale Shares, the Residual Shares and the Deferred Shares as shown in column (5) of Schedule 1 Parts 1 to 3 inclusive and among the Option Shareholders as shown in column (5) of the Option Schedule);

(b)           subject to 4.5(b) pay £76,747,975.92  to the client account of the Sellers’ Solicitors (the details of which are: Barclays Bank plc, PO Box No. 544, 54 Lombard Street, London, EC3V 9EX, sort code 20-00-00, account number 10610984) to be held for each Seller, Residual Shareholder, Option Shareholder and Deferred Shareholder in the amount set opposite its name in columns (4) and (6) of Schedule 1 Part 1 (as regards Sale Shares), in columns (4) and (6) of Schedule 1 Part 2 (as regards Residual Shares) in columns (4) and (6) of Schedule 1 Part 3 (as regards Deferred Shares) and in column (6) of the Option Schedule (as regards Option Shares).

4.3           On Completion the Purchaser shall pay £8,752,024.08 to the Company to the held for each Option Shareholder in the amount set opposite its name in column (7) of the Option

Schedule subject to the further provisions of this Agreement and the provisions of the documents contemplated hereby.

4.4           On Completion, the Company shall pay £179,750 to the Founders (from the amount received by the Company in accordance with clause 4.3), being the aggregate exercise price of Options which on exercise at Completion are satisfied by the transfer of Shares from the Founders pursuant to the Option Share Acquisition Agreement, such amounts to be paid to the Founders on behalf of and at the instruction of the persons specified below:

	PAYABLE TO ANDREW PHILLIPPS (£)	PAYABLE TO ADRIAN CRITCHLOW (£)
Dan Smith	12,000	12,000
Rebecca Lilley	8,000	8,000
Judd Muir	12,000	12,000
Matthew Witt	28,875	28,875
Ben Griffiths	10,000	10,000
Jeremy Storr	5,000	5,000
Stuart Payne	4,000	4,000
Severine Philardeau	10,000	10,000

4.5        (a)              Each of the persons listed below agree that the Company shall be entitled to retain the amount set out against its name below (out of the amount shown against its name in column (7) of the Option Schedule) in full satisfaction of the amounts payable in respect of their subscription for B Ordinary Shares in the Company:

Matthew Witt	£423,994.13
Adrian Currie	£57,247.13
Dan Smith	£52,032.32
Severine Philardeau	£34,867.16
Luke Errington	£2,712.49
Nick Monaghan	£20,532.94
Rebecca Lilley	£19,142.85
Andrew Douglas	£2,710.13
Claire Whapham	£848.54

Angela Pugh	£4,504.02
Andrew Stubbs	£2,710.13

(b)           Andrew Phillipps agrees that the Purchaser may pay to the Company £1,500,003.03 out of the amount set out against his name in column (3) of Schedule 1, Part 1 in full satisfaction of the amounts payable in respect of his subscription for B Shares in the Company and the subscription by Andrew Goyder for B Shares in the Company.

4.6           On Completion, each of the Option Shareholders shall cause to be delivered to the Purchaser:

(a)           in respect of all Options listed in the Option Schedule where the name of the Option Shareholder is not marked with a footnote:

(i)            executed notices of exercise of Options in the agreed form in which each Option Shareholder (aa) exercises all the Options held by them conditional on completion of the sale of the Company to the Purchaser, (bb) undertakes to pay the aggregate exercise price payable in respect of the exercise of the Options to the Company from the proceeds of sale of the Option Shares, (cc) authorises the sale of the Option Shares to the Purchaser and instructs the Option Shareholder’s attorney to carry out all necessary actions to effect such sale and purchase, and (dd) authorises the Company to pay the net consideration (taking account of any deductions under clauses 4.2, 4.3, 4.4 and 4.5 of this Agreement) from the sale of the Option Shares to the Option Shareholders (having first deducted from the sale proceeds (i) the aggregate exercise price payable in respect of the exercise of the Options plus (ii) sufficient funds to satisfy any income tax liability and/or National Insurance contributions collectible under PAYE or any other tax or social security withholding required where appropriate, and (iii) sufficient funds to satisfy stamp duty in respect of Options satisfied by the transfer of Shares from any existing Shareholder);

(ii)           powers of attorney in the agreed form properly executed by the Option Shareholders given in favour of the Continuing Directors enabling such attorney without limitation to execute such documents as are necessary to effect the transfer to the Purchaser on the Option Shareholder’s behalf of the Option Shares issued to such Option Shareholder pursuant to the exercise of the Options;

(b)           in respect of Options held by Matthew Witt, Adam Reynolds, Angela Pugh, Andy Stubbs, Andrew Douglas, Adrian Currie, Nick Aliwell, Guillaume Thevenot, Shane Whaley,

Jason Matthews and Carola Schwalbe, to the extent described in the footnote against that persons name in the Option Schedule:

(i)            powers of attorney in the agreed form properly executed by the Option holder given in favour of the Continuing Directors and Glenn Fogel, Mitchell Truwit, Geoffrey Boyd and Robert Mylod (who are to be appointed as directors of the Company on Completion) enabling such attorney without limitation to (aa) exercise on 8 October 2004 all such Options held by them, (bb) undertake to pay the aggregate exercise price payable in respect of the exercise of all such Options to the Company from the proceeds of sale of the Option shares, (cc) authorise the sale of such Option Shares to the Purchaser and instruct the Option Shareholder’s attorney to carry out all necessary actions to effect such sale and purchase, (dd) authorise the Company to pay the net consideration taking into account any deductions under clauses 4.2, 4.3, 4.4 and 4.5 of this Agreement from the sale of such Option Shares to the Option Shareholder (having first deducted from the sale proceeds (i) the aggregate exercise price payable in respect of the exercise of such Options plus (ii) sufficient funds to satisfy any income tax liability and/or National Insurance contributions collectible under PAYE or any other tax or social security withholding required where appropriate, and (iii) sufficient funds to satisfy stamp duty in respect of such Options satisfied by the transfer of Shares from any existing Shareholder), and (ee) execute such documents as are necessary to effect the transfer to the Purchaser on such Option Shareholder’s behalf of such Option Shares issued to such Option Shareholder pursuant to the exercise of such Options; and

(c)           in respect of all Options listed in the Option Schedule:

(i)            share certificates in respect of the Shares to be issued pursuant to the exercise of the Options;

(ii)           duly executed stock transfer forms of the Shares being transferred by existing Shareholders to satisfy Options;

(iii)          duly executed transfers of the Option Shares in favour of the Purchaser (or as it may direct); and

(iv)          a certified copy resolution of the board of directors of the Company authorising the use of (a) the agreed form notice of exercise and (b) the method of payment of the Option exercise price referred to in clauses 4.6(a)(i)(dd) and 4.6(b)(i)(dd) above, in respect of Options granted under the Active Hotels Limited Enterprise Management Incentive Scheme;

(v)           a duly executed and irrevocable power of attorney in the agreed form in respect of the Option Shares shown opposite its name in column (2) of the Option Schedule enabling the Purchaser (during the period prior to the registration of the transfer of the Option Shares) to exercise all voting and other rights attaching to such Option Shares; and

(vi)          if it does not sign personally, evidence in the agreed form of the authority of the person signing this Agreement on the Option Shareholder’s behalf.

4.7           On Completion, each of the Shareholders in the case of Clause 4.7(a) and (b) and each of the Shareholders (other than the Investor Sellers) in the case of Clause 4.7(c) to 4.7(p) shall cause to be delivered to the Purchaser:

(a)           a duly executed transfer of the Sale Shares, the Residual Shares and the Deferred Shares shown opposite its name in column (2) of Schedule 1 Part 1, column (2) of Schedule 1 Part 2 and column (2) of Schedule 1 Part 3 respectively, in favour of the Purchaser (or as it may direct) together with the share certificate relating to such Sale Shares, Residual Shares or Deferred Shares or, where the share certificate is no longer available, an indemnity in the agreed form;

(b)           if it does not sign personally, evidence in the agreed form of the authority of the person signing this Agreement on such Shareholder’s behalf;

(c)           all the statutory books (duly written up to, but not including, Completion) of the Company and its certificates of incorporation;

(d)           duly executed and irrevocable powers of attorney in the agreed form in respect of the Sale Shares the Residual Shares and the Deferred Shares shown opposite its name in column (2) of Schedule 1 Part 1, column (2) of Schedule 1, Part 2 and column (2) of Schedule 1, Part 3 respectively, enabling the Purchaser (during the period prior to the registration of the transfer of the Sale Shares, the Residual Shares and the Deferred Shares) to exercise all voting and other rights attaching to such Shares;

(e)           in the case of each of Directors (other than the Continuing Directors), the letters of resignation in the agreed form from, such resignations to take effect from the close of the meeting of the board of directors of the Company referred to in clause 4.10;

(f)            in the case of the Sellers, a duly executed release under seal, in the agreed form, releasing the Company from any liability whatsoever (whether actual or contingent) which may be owing to any Seller by the Company at Completion;

(g)           in the case of Adrian Currie, a deed of release in the agreed form executed by him under which he irrevocably waives his rights under (and releases the

Company from any obligations in connection with) the letter dated 15 July 2002 from the Company to him (which letter entitles him to receive a further option over 17,500 shares in the Company upon completion of a significant corporate finance project);

(h)           a duly executed (i) resolution of the board of directors of the Company (ii) resolution of the Company’s shareholders and (iii) irrevocable consent executed by way of deed from any possible beneficiaries of the 2004 Unapproved Share Option Plan of the Company (the “Unapproved Plan”) (in each case in the agreed form) consenting to amend the rules of the Unapproved Plan so that all the options granted under the Unapproved Plan become exercisable upon Completion and lapse if not so exercised;

(i)            a deed of termination in the agreed form terminating the three subscription and shareholders’ agreements relating to the Company and dated 7 March 2000, 30 January 2001 and 12 October 2001 respectively, such deed to confirm that all the parties thereto irrevocably waive any claims each of them may have against the Company arising under or in connection with such agreements;

(j)            duly executed subscription letters in the agreed form from each of the persons set out in clauses 4.5(a) and 4.5(b) addressed to the Company and subscribing for B ordinary shares in the Company;

(k)           duly executed powers of attorney in the agreed form from each of the persons set out in clauses 4.5(a) and 4.5(b) in favour of Mitch Truwit and Glenn Fogel allowing the attorney to effect the transfer of B ordinary shares if the call options or the drag along provisions in the new articles of association of the Company to be adopted upon Completion are invoked;

(l)            resolution(s) of the Company in the agreed form to (without limitation) adopt new articles of association;

(m)          a Form 403a duly completed and sworn in respect of the charge created by the charge of deposit dated 24 March 2000 (and registered as charge 1 in relation to the Company at Companies House on 30 March 2000) between the Company and The Royal Bank of Scotland plc;

(n)           a Form 403a duly completed and sworn in respect of the fixed and floating charge created by the debenture dated 13 June 2000 (and registered as charge 3 in relation to the Company at Companies House on 20 June 2000) between the Company and The Royal Bank of Scotland plc;

(o)           the duly executed Account Management Agreement; and

(p)           a copy of a resolution of the board of directors of such Shareholder if it is a body corporate (certified by a duly appointed officer as true and correct) authorising the execution of and the performance by such Shareholder of its obligations under this Agreement and each of the other documents to be executed by such Shareholder.

4.8           At Completion each of the Continuing Directors shall enter into a service agreement (and related working time opt-out and data protection consent forms) with the Company in the agreed form.

4.9           The Purchaser acknowledges that it has received immediately prior to signing this Agreement the statutory books of the Company.

4.10         On Completion, the Sellers (other than the Investor Sellers) shall cause a board meeting of the Company to be duly convened and held at which:

(a)           the transfers of the Sale Shares, the Deferred Shares and the Residual Shares to the Purchaser (or its nominee) shall be approved for registration (subject only to their being duly stamped by, and at the cost of, the Purchaser);

(b)           the issue of the Option Shares in the Option Schedule to the extent not referred to by a footnote and except any Option Shares which are to be satisfied by the transfer of Shares pursuant to the Option Share Acquisition Agreement) shall be approved and the Option Shares shall be registered;

(c)           the transfers of 290,000 ordinary Shares transferred to holders of Options by the Founders pursuant to the Option Share Acquisition Agreement shall be approved for registration (subject only to their being duly stamped);

(d)           subject to clauses 4.10(b) and (c), the transfers of the Option Shares in the Option Schedule to the extent they are not referred to by a footnote to the Purchaser (or its nominee) shall be approved for registration (subject only to their being duly stamped by, and at the cost of, the Purchaser);

(e)           the resignations of Directors who are not Continuing Directors shall be accepted and such persons as may be nominated by the Purchaser shall be appointed directors of the Company (so far as permitted by law);

(f)            the entry by the Company into new service agreements with each of the Continuing Directors shall be approved;

(g)           the circulation to the relevant Shareholders and Option Shareholders of a written resolution of the members of the Company to (without limitation) restructure the Company’s share capital and adopt new articles of association shall be approved; and

(h)           the subscription by certain persons for B ordinary shares in the Company shall be approved,

and the Sellers (other than the Investor Sellers) shall cause (i) the duly executed written resolution of the Company’s members referred to in clause 4.10(g) and (ii) duly signed minutes of the board meeting referred to in this clause 4.10 to be delivered to the Purchaser on Completion.

4.11         The Sellers’ Solicitors and the Company (as relevant) are hereby irrevocably authorised by each of the Shareholders and the Option Shareholders to receive all amounts expressed to be payable to them by the Purchaser pursuant to any provision of this Agreement and the receipt by the Sellers’ Solicitors and the Company of each such amount (which shall include any payment into the Warranty Retention Account) shall be an absolute discharge to the Purchaser who shall not be concerned to see to the application of any such amount thereafter.

4.12         Each of the Founders hereby irrevocably confirms that all of the 145,000 ordinary shares in the capital of the Company owned by him and which are not transferred to the Purchaser under this Agreement shall be used to satisfy the exercise of Options at Completion in accordance with the terms of the Option Share Acquisition Agreement.

4.13         Each of the Option Shareholders agrees that it shall not at any time be entitled to see the information in the Option Schedule except in respect of the Option Shares which such Option Shareholder has in the Company.

5.             NO LEAKAGE UNDERTAKING

Each of the Shareholders (for itself) undertakes to the Purchaser that since the Balance Sheet Date, it has not received, and is not entitled to receive, any dividend or other distribution or return of capital (whether by reduction of capital, redemption or purchase of shares) paid or made by the Company.

6.             SHAREHOLDERS’ WARRANTIES AND SPECIFIC WARRANTORS’ WARRANTY

6.1           Each of the Shareholders and the Option Shareholders warrants to the Purchaser that:

(a)           it is entitled to sell and transfer the full and sole beneficial ownership and to sell and transfer (or procure the sale and transfer of) the full and sole legal ownership in those Sale Shares, Residual Shares, Option Shares and Deferred Shares shown against its name in column (2) of Schedule 1 Part 1, column (2) of Schedule 1, Part 2, column (2) of the Option Schedule and column (2) of Schedule 1, Part 3 respectively, to the Purchaser free from Encumbrances and otherwise on the terms set out in this Agreement;

(b)           where the Shareholder or Option Shareholder is not an individual, it has been duly incorporated and is validly existing and in good standing under the laws of its place of incorporation, and it has the requisite power and authority to enter into and perform this Agreement;

(c)           this Agreement and each of the documents which are to be entered into by it pursuant to or otherwise in connection with this Agreement will constitute binding obligations of it in accordance with their respective terms; and

(d)           its entry into and compliance with the terms of this Agreement and each of the documents which are to be entered into by it pursuant to or otherwise in connection with this Agreement will not:

(i)            constitute a default or a breach under any provision of any law, order, judgment, decree or regulation by which it is bound;

(ii)           constitute a default or a breach under any provision of any agreement or contract to which it is a party or by which it is bound,

which is material in the context of the transactions contemplated by this Agreement.

6.2           Each of the Warrantors warrants to the Purchaser that:

(a)           the information set out in column (2) Schedule 1 Parts 1, 2 and 3 (when taken together with a further 290,000 ordinary Shares in the capital of the Company owned by Adrian Critchlow and Andrew Phillipps) details all the issued shares in the capital of the Company at the date of this Agreement;

(b)           if all the Options were exercised on the date of this Agreement then the Option Schedule details all the persons who would be entitled to Shares and the number of such Shares;

(c)           the information referred to in clauses 6.2(a) and 6.2(b) is true, complete and accurate in all respects; and

(d)           in respect of each of the Residual Shareholders, each of the Deferred Shareholders and each of the Option Shareholders, the signature of each such Shareholder and Option Shareholder on this Agreement and/or any document which is required to be executed by the terms of this Agreement or the signature of each such Shareholder and Option Shareholder on any power of attorney granting authority to sign this Agreement and/or any document which is required to be executed by the terms of this Agreement is that of the relevant Deferred Shareholder, Residual Shareholder or Option Shareholder set out in column (1) of Schedule 1 Part 2, column (1) of Schedule 1 Part 3 and column (1) of the Option Schedule respectively.

6.3           The Warrantors agree that should any liability arise under Clause 6.2 then the liability shall be borne between them in equal proportions.

6.4           The Warrantors agree that they will so far as they are able procure that the domain names set out in Schedule 5 be registered in the name of the Company following Completion.

6.5           Andrew Phillipps agrees that as soon as reasonably practicable following Completion he will transfer the domain name activereservations.com to the Company for a nominal sum.

7.             PURCHASER’S WARRANTIES

The Purchaser warrants to each of the Sellers that:

(a)           it has the requisite power and authority to enter into and to perform this Agreement subject to any principles of equity or insolvency law;

(b)           this Agreement and each of the documents which are to be entered into by the Purchaser pursuant to or otherwise in connection with this Agreement will constitute binding obligations on the Purchaser in accordance with their respective terms subject to any principles of equity or insolvency law;

(c)           entry into and compliance with the terms of this Agreement by the Purchaser will not:

(i)            constitute a default or a breach under the provision of any law, order, judgment, decree or regulation by which the Purchaser (or any member of the Purchaser’s Group other than the Company) is bound; or

(ii)           constitute a default or a breach under the provision of any agreement or contract to which the Purchaser (or any member of the Purchaser’s Group other than the Company) is a party or by which the Purchaser (or any member of the Purchaser’s Group other than the Company) is bound; or

(iii)          require any filing with, or the obtaining of any permit, authorisation, consent or approval of any Governmental Entity; and

(d)           the Purchaser has the financial resources required to fulfil its obligations under this Agreement in respect of the payment of the consideration pursuant to clause 4 and, to the extent such resources rely on third parties providing finance, the Purchaser has committed facilities available to it which are not subject to any conditions outside the Purchaser’s control.

8.             FOUNDER WARRANTIES AND INDEMNITIES

8.1           The Warrantors hereby warrant to the Purchaser that the statements set out in Schedule 4 are true and accurate as at the time immediately prior to Completion except as fairly disclosed by the Disclosure Letter.

8.2           Subject to clause 18.2, the Purchaser confirms that it has not entered into this Agreement or any document entered into hereunder or referred to herein in reliance upon any representation, warranty or undertaking other than those expressly contained herein and acknowledges that it has not relied on, and will make no claim in respect of any such representation, warranty or undertaking made or supplied by or on behalf of any Seller or any other person whatsoever.

8.3           Where any statement set out in Schedule 4  is expressed to be given or made to the best of the Warrantors’ knowledge or is qualified by reference to the Warrantors’ awareness or is qualified in some other manner having substantially the same effect, such statement shall (subject to clause 10.4(b)) mean the actual knowledge of either one of the Warrantors and shall be deemed to be qualified by the additional statement that the Warrantors have made reasonable enquiries prior to the date hereof in respect of the subject matter of the relevant statement of Adrian Currie, Matthew Witt, Dan Smith, Nick Monaghan, Luke Errington, Severine Philardeau, Andrew Goyder, Andrew Douglas, Andrew Stubbs, Rebecca Sims and Claire Whapham.

8.4           The Warrantors shall not be entitled to raise as a defence to any claim by the Purchaser under this Agreement the fact that they had relied on information provided to them by the Company or any of its officers, employees, workers or agents (including advisers).

8.5           Except for any claim which the Founders may have against each other pursuant to clause 6.3 the Sellers hereby irrevocably waive any and all claims against each member of the Purchaser’s Group and any of its officers, employees, workers, its agents (including advisers) in connection only with the sale of the Sale Shares, and each Seller undertakes (if any claim is made against it in connection with the sale of the Sale Shares to the Purchaser) not to make any claim or seek any contribution from any such person (and undertakes that no other person claiming under or through it will make any such claim or seek any such contribution).

8.6           The Warrantors shall indemnify and hold harmless the Company and the Purchaser from and against any and all Losses actually incurred and suffered by the Company, or awarded against the Company in a final judgment by a court of competent jurisdiction, as a direct result of any valid claim made against the Company (an “IPR Claim”) that:

(a)           the use or possession by the Company of the Open Source Software infringes the Intellectual Property of a third party, but only to the extent that such claim relates to those parts of the Open Source Software changed or developed, or incorporated in other software programs, by or on behalf of the Company prior to Completion;

(b)           the use of or possession by the Company of the Licensed IP infringes the Intellectual Property of a third party, but only to the extent that such claim relates to the use of such Licensed IP prior to Completion.

8.6.A       The conduct of all IPR Claims shall be dealt with in accordance with clause 10.6 of the Agreement save that:

(a)           clause 10.6(b) shall apply to an IPR Claim regardless of whether it comprises a claim which seeks or in respect of which there has been granted injunctive relief; and

(b)           without prejudice to the generality of clause 10.6, the Purchaser and the Company shall not be entitled to recover any Losses in respect of an IPR Claim to the extent that it has recovered such Losses under the relevant IP Licence (and the Company undertakes to seek to recover such Losses under the relevant IP Licence provided that, in its reasonable opinion, it has a reasonable prospect of recovering its Losses); and

(c)           in no event shall the Purchaser knowingly and actively solicit or invite, or cause the Company to knowingly and actively solicit or invite, any IPR Claims to be made (and, for the avoidance of doubt, a continuation by the Company of the conduct of its business in substantially the manner in which it is conducted immediately before Completion shall not cause a breach of this Clause 8.6A(c) by the Purchaser or the Company).

8.7           Subject to clauses 8.8 to 8.10 inclusive, the Warrantors agree to indemnify and hold harmless the Company and the Purchaser in respect of any income tax, national insurance or any other social security contributions (whether employer’s or employee’s), PAYE obligations, liabilities or interest and penalties or other costs incurred by the Company as a result of the acquisition of Shares (other than Deferred Shares) in the Company by any person at any time up to the date of the exercise of the last exercised Option.

8.8           Each of the Deferred Shareholders agrees to indemnify and hold harmless the Company and the Purchaser in respect of any income tax or employee’s national insurance or any other social security contributions, PAYE obligations, liabilities or interest and penalties or other costs incurred by the Company arising in respect of the Deferred Shares listed against its name in Part 3 of Schedule 1 of this Agreement (a) as a result of the acquisition, transfer or sale of such Deferred Shares to the Purchaser or any other person or entity, or (b) which arose at any time during the period that that Deferred Shareholder has held its Deferred Shares.

8.9           The Warrantors agree to indemnify and hold harmless the Company and the Purchaser in respect of employer’s national insurance contributions or any other employer’s social security contributions incurred by the Company as a result of the sale or transfer of the Deferred Shares to the Purchaser or any other person or entity to the extent that the amount of such employer’s national insurance contributions or any other employer’s social security contributions exceed the value of any corporation tax deduction the Company is entitled to in accordance with the provisions of Schedule 23 to the Finance Act 2003 in respect of the sale of the Deferred Shares to the Purchaser or any other person or entity.   The value of the corporation tax deduction shall be calculated by taking the amount of the deduction available to the Company and multiplying it by the rate at which the Company pays corporation tax at the time the corporation tax deduction becomes available in accordance with the provisions of Schedule 23 to the Finance Act 2003.

8.10         In the event that a tax claim is made by the Inland Revenue (“Tax Claim”) in respect of income tax, national insurance contributions or any other social security contributions, PAYE obligations, liabilities or interest and penalties or other costs incurred by the Company, the indemnity in clause 8.8 of this Agreement from the Deferred Shareholders shall apply only provided that:

(a)           the Purchaser shall notify the Deferred Shareholders Representative of the Tax Claim in writing as soon as is reasonably practicable after it or the Company becomes aware of any such Tax Claim, save that the Purchaser and Company shall not be required to notify the Deferred Shareholders Representative of a Tax Claim where the Deferred Shareholders Representative is  (or could reasonably be expected to be) already aware of such Tax Claim: and

(b)           subject to clause 8.10(e), the Deferred Shareholders shall have sole control and conduct of such Tax Claim and the defence, litigation and/or settlement of it, provided that the Company is sent copies of all material correspondence relating to the Tax Claim within 10 Business Days of dispatch or receipt and that all material correspondence to be sent to a tax authority shall be submitted to the Company prior to dispatch and the Deferred Shareholders shall take into account any reasonable comment made by the Company before finally transmitting the document to the tax authority; and

(c)           subject to clause 8.10(e), the Purchaser shall not (and shall procure that the Company shall not) make any admissions or statements in respect of, nor otherwise attempt to settle or compromise, such Tax Claim except upon the express written instructions of the Deferred Shareholders, provided that if the Purchaser or the Company obtains an opinion from a tax counsel of at least ten years’ standing that the chances of failure of the Tax Claim exceed the chances of success, the Purchaser will have the right to settle such Tax Claim on any terms it considers appropriate unless the Deferred Shareholders have a contrary opinion from a tax counsel of at least ten years’ standing; and

(d)           subject to clause 8.10(e), the Purchaser shall (and shall procure that the Company shall) act in accordance with the reasonable instructions of the Deferred Shareholders Representative and shall, as far as is reasonably practicable, provide the Deferred Shareholders Representative with such information, co-operation and assistance as the Deferred Shareholders may require to defend, litigate and/or settle such Tax Claim; and

(e)           the Deferred Shareholders shall not (i) undertake any action in defence of a Tax Claim which in the reasonable opinion of the Purchaser may materially adversely affect the goodwill of the business of the Purchaser or the Company or which may adversely affect the standing of the Company with the Inland Revenue or any other tax authority; or (ii) contest any Tax Claim in any court or tribunal higher than the High Court of Justice without the written consent of the Company, such consent not to be unreasonably withheld.

8.11         The Warrantors agree to indemnify and hold harmless the Company and the Purchaser from and against all and any PAYE, employer’s and employee’s national insurance contributions, and any interest or penalties thereon, which arises as a result of, in respect of or by reference to:

(a)            any payments made by the Company on or before Completion to the Company’s non-executive directors (namely George Malcom Roger Graham, George Franks, Michael Ullmann, Adrian Critchlow and Paul Dukes); and

(b)           any payments made by the Company on or before Completion to or for the direct or indirect benefit of any subcontractor who is or might be regarded by any Tax authority (including but not limited to the UK Inland Revenue) as an employee of the Company including where such payment is made to any company or entity associated with that person;

(together with clause 8.11(a) a “PAYE Claim”).

The conduct of all PAYE Claims shall be dealt with in accordance with clause 10.6 of the Agreement. Subject to any relevant obligation under law or regulation the Purchaser shall not take any steps to disclose any matter to any Tax authority, in the knowledge that this could give rise to a PAYE Claim.

8.12         The Warrantors agree to indemnify and hold harmless the Company and the Purchaser from and against any Losses incurred by the Company and the Purchaser in relation to any irregularity or illegality in connection with the following purported transfers of Shares (a “Shares Claim”):

(a)            the transfer of 422 ordinary shares from Bracken Partners Investments Channel Islands L.P. to Mr J Hallam;

(b)           the transfer of 844 ordinary shares from Bracken Partners Investments Channel Islands L.P. to Mr R P Newton;

(c)            the transfer of 67,484 ordinary shares from Bracken Partners Investments Channel Islands L.P. to Generali Asset Management SGR;

(d)           the transfer of 14,585 ordinary shares of £0.01 each from Chris Poulton to George Franks; and

(e)            the transfer of 14,585 ordinary shares of £0.01 each from Chris Poulton and Matthew Gaved to Paul Dukes.

8.13         The aggregate liability of the Warrantors under this clause 8.12 shall be £2,493,556.40.  If a Share Claim is successful then Generali Asset management SGR, Mr. J. Hallam, Mr. R. P. Newton, Mr. G. Franks and Mr. P. Dukes acknowledge that the title warranties given in clause 6 and the covenant given by them in clause 2 shall be given also to the Shareholders, the Option Shareholders and the Warrantors to enable them to recover any losses they have incurred as a result of a successful Share Claim being made.

9.             WARRANTY RETENTION

9.1           £4,500,000 shall be paid into a designated interest-bearing account with Bank of Scotland, in the joint names of the Seller’s Solicitors and the Purchaser’s Solicitors (the “Warranty Retention Account”) on Completion in accordance with clause 4.2(a) and the Warranty Retention (together with interest accrued thereon) shall be applied in accordance with the provisions of this clause.  The instructions given to Bank of Scotland on the setting up of the Warranty Retention Account shall include an instruction that no sums may be released from the Warranty Retention Account at any time without the authority of the Purchaser’s Solicitors and the Sellers’ Solicitors and otherwise the operation of the Warranty Retention Account by the Seller’s Solicitors and the Purchaser’s Solicitors shall be governed by the Account Management Agreement.

9.2           If a Claim is duly notified to the Investor Sellers’ Representative, the Other Sellers Representative, the Deferred Shareholders Representative, the Residual Shareholders Representative, the Option Shareholders Representative and the Warrantors on or before the Warranty Retention Release Date, and if that Claim is Finally Determined in favour of the Purchaser, the parties shall procure that the amount of the Claim that is Finally Determined (together with interest thereon) or, if that Claim is greater than the Warranty Retention, the whole amount of the Warranty Retention shall immediately on a Claim being Finally Determined be released to the Purchaser and that shall be a discharge of the amount(s) agreed or determined to be payable to the Purchaser in respect of any Claim(s).

9.3           If the Purchaser has not duly notified (or is deemed not to have notified) the Investor Sellers’ Representative, the Other Sellers Representative, the Deferred Shareholders Representative, the Residual Shareholders Representative, the Option Shareholders Representative and the Warrantors of any Claim or Claims on or before the Warranty Retention Release Date, or if a Claim has been so notified and has been Finally Determined (whether in favour of the Purchaser or the Warrantors) and if Finally Determined in favour of the Purchaser the appropriate payment to the Purchaser has been made in accordance with clause 9.2 as at the Warranty Retention Release Date, the parties shall procure that the entire amount of the Warranty Retention at that time (the “Repaid Warranty Retention Amount”) shall be released in full to the Sellers’ Solicitors on the Business Day next following the Warranty Retention Release Date.

9.4           Subject to clause 9.6, if the Purchaser has duly notified the Investor Sellers’ Representative, the Other Sellers Representative, the Deferred Shareholders Representative, the Residual Shareholders Representative, the Option Shareholders Representative and the Warrantors of a Claim or Claims on or before the Warranty Retention Release Date and such Claim is not Finally Determined as at the Warranty Retention Release Date, the Purchaser shall make a bona fide estimate of the maximum aggregate amount of such Claim(s) and shall on or before the Warranty Retention Release Date notify the Investor Sellers’ Representative, the Other Sellers Representative, the Deferred Shareholders Representative, the Residual Shareholders Representative, the Option Shareholders Representative and the Warrantors in writing of the estimated maximum aggregate amount of such Claim(s).  If by the Warranty Retention Release Date the Investor Sellers’ Representative, the Other Sellers Representative, the Deferred Shareholders Representative, the Residual Shareholders Representative, the Option Shareholders Representative and the Warrantors have not received a written estimate of the maximum aggregate amount of such Claim or Claims, the Warrantors shall write to the Purchaser requesting that such an estimate be provided within 10 Business Days of receipt of such request by the Purchaser (and pending receipt of such estimate or expiry of the 10 Business Day period (whichever is the earlier) no monies shall be released from the Warranty Retention Account).  If the Purchaser then fails to provide a notice of the bona fide estimate of the maximum aggregate amount of such Claims in the 10 Business Day period, the provisions of clause 9.3 shall apply.

9.5           If any Claim(s) to which clause 9.4 applies are so estimated and if clause 9.3 does not apply, the parties shall procure that the amount (if any) by which the Warranty Retention exceeds the estimated maximum aggregate amount of such Claim(s) shall, subject to clause 9.4, be paid out of the Warranty Retention Account to the Sellers’ Solicitors on the Business Day immediately after the expiry of the 10 Business Days referred to in clause 9.4 and, subject to clause 9.6, the balance in the Warranty Retention Account shall be held until the Claims to which clause 9.4 applies (“Outstanding Claims”) are Finally Determined.  If Outstanding Claims are Finally Determined in favour of the Warrantors the parties shall procure the amount of the maximum estimate in respect of such Claim(s) (or, if less, the Warranty Retention) shall be released immediately to the Sellers’ Solicitors.  If Outstanding Claims are Finally Determined in favour of the Purchaser the parties shall procure the amount of such Claim(s) Finally Determined in favour of the Purchaser (or, if less, the Warranty Retention at that time) shall be released immediately to the Purchaser and, to the extent that the Claim remains outstanding after such release, each Shareholder and Option Shareholder shall promptly pay to the Purchaser such pro rata amount of the Repaid Warranty Retention Amount as it is entitled to receive under this Agreement as is necessary to satisfy the outstanding amount of the Claim up to the maximum of their pro rata entitlement of the Repaid Warranty Retention Amount.  Interest earned in the Warranty Retention Account on such payments from the Business Day immediately after the Warranty Retention Release Date shall apply to principal payments.  The  parties shall procure that any amounts standing to the credit of the Warranty Retention Account after all Outstanding Claims are Finally Determined shall be released to the Sellers’ Solicitors.

9.6           If any of the Investor Sellers’ Representative, the Other Sellers Representative, the Deferred Shareholders Representative, the Residual Shareholders Representative, the Option Shareholders Representative or the Warrantors do not agree that (i) a Claim which has been made is a bona fide Claim and/or (ii) the estimate delivered under clause 9.4 is/are a bona fide estimate then they shall notify the Purchaser within ten Business Days of receiving the notice of the Claim and/or estimate (as appropriate).  The Purchaser shall have ten Business Days from the date of such notification to select and brief an independent Queen’s Counsel from the panel listed in Schedule 6 provided that if this has not taken place by 5.00 pm on the tenth Business Day then the Investor Sellers’ Representative, the Other Sellers Representative, the Deferred Shareholders Representative, the Residual Shareholders Representative, the Option Shareholders Representative or the Warrantors shall be entitled immediately to select and brief a Queen’s Counsel from the panel listed in Schedule 6.  The parties shall deliver to such Queen’s Counsel such information as he may reasonably require to determine whether the Claim and/or the estimate is/are bona fide.  The fees and expenses of the Queen’s Counsel shall be borne by the parties in the proportions specified by the Queen’s Counsel.  The Queen’s Counsel shall act as an expert and not as an arbitrator (taking local advice in the event that the laws of another jurisdiction are relevant, together with such other advice as he may deem appropriate) and his decision shall be final and binding on the parties.  The amount of the Claim or the amount of the estimate determined by the Queen’s Counsel not to be bona fide shall be deemed for the purpose of this Agreement (including, without limitation, clause 9.5) to be Finally Determined in favour of the Warrantors and the parties shall procure that such amount be released to the Sellers’ Solicitors as if clause 9.5 applied immediately following receipt by the Warrantors of the Queen’s Counsel opinion and any balance thereafter remaining in the Warranty Retention Account shall be held in the Warranty Retention Account until the

Claim(s) to which the estimate (or revised estimate) relates is/are Finally Determined when the provisions of clause 9.5 shall apply.

9.7           All parties shall promptly give to the Sellers’ Solicitors and the Purchaser’s Solicitors respectively all such written instructions as are necessary to give effect to the provisions of this clause.

9.8           Any payment made by the Sellers to the Purchaser pursuant to any Claim(s) shall be deemed to constitute a repayment of and a reduction in the aggregate consideration payable by the Purchaser to the Sellers for the Sale Shares.

10.           LIMITATION ON CLAIMS

10.1         None of the Warrantors shall have any liability in respect of any Claim unless the Purchaser has served on them a written notice on or before the Warranty Retention Release Date giving reasonable details of the Claim including the Purchaser’s then best estimate of the amount of the liability of the Warrantors in respect thereof, and has issued and served proceedings in respect thereof within six months of the date of such written notice.

10.2         No liability shall attach to the Warrantors in respect of (i) any individual Claim (or series of Claims arising out of the same subject matter and out of the same act or omission) unless the amount of the liability pursuant to such Claim(s) (excluding for this purpose costs and expenses) exceeds £25,000 and (ii) any Claim unless the aggregate liability of all individual Claims which are not disallowed by (i) above exceeds £200,000 PROVIDED that if such aggregate amount does exceed £200,000, the Warrantors’ shall be liable for the whole of such amount and not the excess only.

10.3         Subject to clause 9.5, the parties agree that any liability for a Claim (other than a Claim under clause8.12) (including for any costs and expenses associated with such Claim) shall be and is only capable of being satisfied and discharged from the Warranty Retention as set out in clause 9 and no Claim (and no claim for costs and expenses related to such Claim), in either case which is not capable of being satisfied from the Warranty Retention (other than a Claim under clause 8.12), shall be competent.

10.4         The limitations on liability set out in clauses 10.1 to 10.3 shall not apply to any Claim if and to the extent the claim involves fraud on the part of the Warrantors or any of them on or prior to the entry into of this Agreement.  For the avoidance of doubt however:

(a)           subject to clause 9.5, the Purchaser shall not in any circumstances be entitled in connection with a breach of Warranties (fraudulent or otherwise) to claim against or be repaid from any Shareholder or Option Shareholder other than the Warrantors any part of the Consideration paid to such Shareholder or Option Shareholder (as opposed to any part of the Consideration paid into the Warranty

Retention Account on behalf of such Shareholder or Option Shareholder which shall be available to repay a Claim); and

(b)           no Warrantor shall be liable (or have any limitations on his own liability disapplied) in respect of the fraud of any other Warrantor.

10.5         Neither of the Warrantors shall be liable in respect of any Claim if and to the extent that the loss occasioned in relation thereto has been recovered under any other Claim.

10.6         Subject to any obligations that the Purchaser may have under any applicable policy of insurance, if the Purchaser becomes aware that any claim has been made against the Company by a third party after Completion which is likely to result in the Purchaser being entitled to make a Claim:

(a)           the Purchaser shall give notice and reasonable details of such claim to the Sellers as soon as reasonably practicable;

(b)           the Purchaser shall cause the Company to take such action as the Sellers shall reasonably request to mitigate, avoid, resist, settle, defend, appeal or compromise any such claim (other than any claim the defence of which is reasonably likely to materially adversely affect the goodwill of the business of the relevant member of the Purchaser’s Group or any claim which seeks or in respect of which there has been granted injunctive relief) and subject to the Company being entitled to employ its own legal advisers and the Company and all members of the Purchaser’s Group  being indemnified and secured to their reasonable satisfaction out of the Warranty Retention Account against all reasonable costs and expenses, including those of legal advisers,  arising from any action taken by any member of the Purchaser’s Group at the request of the Sellers pursuant to this clause 10.6(b); and

(c)           the Purchaser shall cause the Company to consult as fully as is reasonably practicable with the Sellers as regards the conduct of any proceedings arising out of such claim,

provided that the time limit for the Purchaser issuing and serving proceedings in respect of a Claim (as set out in clause 10.1) shall be extended for the period of time during which the Company and any member of the Purchaser’s Group is acting in accordance with the Sellers directions in accordance with clause 10.6.

10.7         None of the Warrantors shall be liable in respect of a Claim to the extent that specific provision or reserve in respect of the matter giving rise to the Claim shall have been made in the Accounts.  If any Claim is made the Purchaser shall use its reasonable endeavours to procure that the Warrantors and their representatives and advisers are given reasonable access to the books and records and the working papers underlying the

Accounts for the purposes of ascertaining whether any, and if so what, amount is applicable to the Claim for the purposes of this clause 10.7.

10.8         None of the Warrantors shall have any liability in respect of any Claim to the extent that such Claim arises or is increased as a result of any act or omission (other than in the ordinary and proper course of the business of any member of the Purchaser’s Group as presently carried on) of the Purchaser or any member of the Purchaser’s Group after Completion.

10.9         The Purchaser shall not be entitled to rescind or repudiate this Agreement for any reason after Completion.

10.10       The Warrantors shall not be liable in respect of any Claim in respect of any matters resulting from a change of accounting policy or practice or the length of any accounting period of the Purchaser or the Company introduced after Completion unless introduced to comply with any requirement of law which was not being properly complied with by the Company on or prior to Completion.

10.11       The Purchaser shall not be entitled to claim that any fact, matter or circumstance constitutes or gives rise to a Claim under the Warranties (but, for the avoidance of doubt, shall not prevent or affect any other Claim) to the extent that such fact, matter or circumstance has been fairly disclosed:

(a)           by the Disclosure Letter; or

(b)           in the information contained in the Data Room.

10.12       The Warrantors shall not be liable in respect of any Claim which arises in respect of any breach of Warranty which is capable of remedy except to the extent that the relevant breach remains unremedied after the expiry of 30 days following receipt by the Warrantors of a written notice from the Purchaser giving full particulars of the relevant breach and requiring it to be remedied.

10.13       Nothing contained in this Clause 10 shall limit the Purchaser’s obligations at common law or the obligation of the Company to mitigate any loss or damage resulting from or arising as a consequence of any circumstances giving rise to any Claim.

10.14       The Purchaser acknowledges and confirms that having regard to matters or things of which it is actually aware at the time of entering into this Agreement it is not actually aware that it has any grounds on which to bring a claim for a breach of any of the Warranties.

10.15       Subject to clauses 20 and 21, Claims shall be actionable only by the Purchaser and no other party shall be entitled to make any Claim against the Shareholders or the Option Shareholders or any of them under or arising out of or in connection therewith.

10.16       If the Purchaser makes any Claim or gives notice of any Claim to the Investor Sellers’ Representative, the Other Sellers’ Representative, the Deferred Shareholders Representative, the Residual Shareholders Representative, the Option Shareholders Representative and the Warrantors the Purchaser shall, and shall procure that the Company shall, on a confidential basis solely for the purpose of enabling them to assess the Claim or potential Claim (a) according to normal rules of discovery provide relevant documents to the Investor Sellers’ Representative, the Other Sellers Representative, the Deferred Shareholders Representative, the Residual Shareholders Representative, the Option Shareholders Representative and the Warrantors, and (b) (if relevant to the claim) request the auditors (past and present) of the Company to make available their audit working papers in respect of audits of the Company’s accounts for any relevant accounting period in connection with such Claim or potential Claim to the Sellers.

10.17       The Warrantors shall not be liable in respect of any Claim to the extent that such claim relates to any losses which have been recovered by the Company pursuant to a policy of insurance in force or would have been recovered if the Company had maintained in full force and effect insurance cover of a reasonable scope having regard to the nature of the Company’s business from time to time.

10.18       If any payment is made to the Purchaser or the Company from the Warranty Retention Account pursuant to clause 9 and the Purchaser or the Company (as the case may be) subsequently recovers from a third party (including any insurer or any Taxation authority) a sum which is directly referable to that Claim (or, with respect to a Claim under Clause 8.9, the Company’s corporation tax liability is reduced by an amount which is attributable to the utilisation of corporation tax losses arising as a result of the corporation tax deduction mentioned in that clause, provided that losses created by deductions arising as set out in clause 8.9 shall for the purposes of this clause be treated as being utilised prior to any other losses in respect of periods ending after Completion), the Purchaser shall repay to the Warranty Retention Account (if such repayment occurs before the Warranty Retention Release Date) or to the Sellers’ Solicitors (if such repayment occurs after the Warranty Retention Release Date) so much of the amount paid from the Warranty Retention Account as does not exceed the sum recovered from the third party (or in the case of a Claim under clause 8.9 an amount equal to the reduction in the corporation tax liability of the Company which is attributable to the utilisation of the corporation tax losses mentioned above) after the deduction from that sum of all the costs (including legal costs), expenses, disbursements incurred by the Company and the Purchaser in connection with such recovery from the third party.

11.           RESTRICTIVE COVENANTS

11.1         Each of the Founders hereby undertakes to the Purchaser, the Company and any other member of the Purchaser’s Group (with the intention of assuring to the Purchaser the full benefit and value of the goodwill and connections of the Company and as a constituent part of the agreement for the sale of the Sale Shares, the Deferred Shares, the Residual Shares and the Option Shares) that, except with the written consent of the Purchaser he will not himself, either alone or jointly with others, whether as principal, agent, manager, shareholder, independent contractor, consultant or in any other capacity, directly or indirectly through any other person, for his own benefit or that of others at any time:

(a)           during the Restricted Period engage in or carry on or be concerned or interested in any Restricted Business within the Restricted Area in competition with the Company (other than as a holder for investment of no more than 3 per cent of any class of shares or securities dealt in on a recognised stock exchange); or

(b)           during the Restricted Period canvass or solicit or approach or cause to be canvassed, solicited or approached any person who shall at any time within the year preceding Completion have been a client or customer, prospective client or customer, representative or agent of the Company or in the habit of dealing with the Company for the purpose of offering that person goods or services which are of the same type as or similar to any goods or services supplied by the Company at Completion;

(c)           during the Restricted Period solicit or entice away from the Company or knowingly encourage any employee who is engaged in a managerial, supervisory, technical or sales capacity by, or engaged as a consultant to the Company to leave the Company (whether or not such person would commit a breach of contract by reason of leaving such employment or engagement);

(d)           during the Restricted Period interfere or seek to interfere with the continuance of supplies to the Company from any person who shall at any time within the year preceding Completion have been supplier of goods or services to the Company; or

(e)           except (i) to perform duties under a service contract with the Company or any member of the Purchasers Group or (ii) to discuss with other Sellers a Claim duly notified by the Purchaser in accordance with Clause 9.2 (but only to the extent that the Warrantors are in possession of such information at Completion), hereafter make use of or disclose or divulge to any person (other than to officers or employees of the Company whose province it is to know the same) any information (other than any information properly available to the public (otherwise than, directly or indirectly, as a result of a breach of this clause 11.1(e)) or disclosed or divulged pursuant to an order of a court of competent jurisdiction) relating to the Company, the identity of its customers and suppliers, its products, finances, contractual arrangements, business or method of business; or

(f)            if, in connection with the business and affairs of the Company it shall have obtained confidential information belonging to any third party under an agreement purporting to bind the Company which contained restrictions on disclosure, it will not at any time infringe such restrictions; or

(g)           in relation to any trade, business or company use a trade name, trade or service mark, design or logo including the words “Active Hotels” or any words confusingly similar thereto in such a way as to be capable of or likely to be confused with any trade name, trade or service mark, design or logo used by the Company (whether registered or not) at Completion,

EXCEPT THAT nothing in this clause 11.1 shall operate to restrict Adrian Critchlow from being involved in the running, operation, management, ownership and sale of hotels.

11.2         Each of the covenants contained in clause 11.1 is entirely separate and severable and enforceable accordingly.  Each of such covenants is considered fair and reasonable in all the circumstances by the parties but in the event that any such restriction shall be found to be void or ineffective but would be valid and effective if some part thereof were deleted or the duration or area of application reduced such restriction shall apply with such modification as may be necessary to make it valid and effective.

12.           ANNOUNCEMENTS

No announcement or statement about this Agreement or the subject matter of, or any matter referred to in, this Agreement shall be made or issued before, on or after Completion by or on behalf of any of the parties without the prior written approval of the Purchaser, the Investor Sellers’ Representative, the Other Sellers Representative and the Warrantors (such approval not to be unreasonably withheld or delayed) PROVIDED that nothing shall restrict the making by any party (even in the absence of agreement by the other parties) of any statement or disclosure:

(a)           which may be required by law or called for by the requirements of any relevant securities exchange, supervisory regulatory or governmental body; or

(b)           which involves only a statement of the fact that the transaction has occurred and which is limited to an accurate description of the basic terms of that transaction.

13.           INTEREST

If any amount required to be paid under this Agreement is not paid when it is due, such amount shall bear interest at the rate of 4 % per annum over the base lending rate of  Barclays Bank PLC from time to time, calculated on a daily basis for the period from the relevant due date for payment up to and including the date of actual payment, as well after as before any judgment.

14.           COSTS

14.1         Each party shall pay its own costs and expenses in relation to the negotiation, preparation, and implementation of this Agreement (and the documents referred to herein), including the fees and disbursements of their respective investment banking, legal, accountancy and other advisers.

14.2         Each Seller undertakes to the Purchaser that the Company has not paid and will not pay (in connection with the sale and purchase contemplated by this Agreement) any legal, accounting or other professional charges, fees, expenses or commissions relating to the sale of the Sale Shares, the Residual Shares, the Option Shares or the Deferred Shares.

15.           NOTICES

15.1         Any notice or other communication to be given under this Agreement shall be in writing and shall be deemed to have been duly served on, given to or made in relation to a party if it is left at the address of that party set out in clause 15.2 or posted by registered post addressed to that party at such address set out in clause 15.2 or if it is sent by electronic mail or fax to the electronic mail address or fax number set out in clause 15.2 and shall if:

(a)           personally delivered, be deemed to have been received at the time of delivery; or

(b)           posted to an inland address in the United Kingdom, be deemed to have been received on the second Business Day after the date of posting and if posted to an overseas address, be deemed to have been received on the fifth Business Day after the date of posting; or

(c)           sent by fax or electronic mail, be deemed to have been received when a complete and legible copy of the communication has been received at the appropriate address,

provided that where, in the case of delivery by fax, electronic mail or by hand occurs after 5 pm on a Business Day or on a day which is not a Business Day, receipt shall be deemed to occur at 9 am on the next following Business Day.  References to time in this clause are to local time in the country of the addressee.

15.2         For the purposes of this clause the addresses, electronic mail addresses and fax numbers of the parties are as follows:

(a)           Purchaser

Address:	800 Connecticut Avenue, Norwalk, Connecticut, 08654, USA
Fax:	+1 203 299 8915

For attention of:	General Counsel

(b)           Warrantors

Adrian Critchlow
Address:	34 Vinery Park, Vinery Road, Cambridge, CB1 3GN
Email:	adrian@sawstonhall.com

Andrew Phillips
Address:	c/o Active Hotels, Compass House, 80 Newmarket Road, Cambridge, CB5 8DZ
Email:	andy@activehotels.com

(c)           Other Sellers Representative

George Malcolm Roger Graham
Address:	Gaston House, Gaston Green, Bishops
Stortford
Email:	roger@gmrgraham.co.uk

(d)           Investor Sellers Representative

Will Fraser Allen
Address:	4 Crown Place, London, EC2A 4BT
Email:	will@closeventures.co.uk

(e)           Deferred Shareholders Representative

Andrew Phillipps
Address:	c/o Active Hotels, Compass House, 80 Newmarket Road, Cambridge, CB5 8DZ
Email:	andy@activehotels.com

(f)            Residual Shareholders Representative and Option Shareholders Representative

Michael Ullmann
Address:	Lathbury Park, Newport Pagnell, Bucks
Email:	ullmann@lathburypark.freeserve.co.uk

15.3         In proving service it shall be sufficient to prove that the communication delivered personally was so delivered or that the communication posted was properly addressed and placed in the postal system or that the electronic mail transmission or facsimile transmission was made and (in the case of facsimilie transmission) that a facsimile confirmation report was received, as the case may be.

16.           REPRESENTATIVES

16.1         The Investor Sellers hereby appoint an employee of Close Brothers Group Plc or any of its subsidiary companies as their representative (the “Investor Sellers’ Representative”) which representative is hereby irrevocably authorised to make any request, election, proposal or consent expressed to be made on behalf of the Investor Sellers or any Investor Seller to the Purchaser in connection with this Agreement.  The first Investor Sellers Representative will be Will Fraser-Allen and shall remain Will Fraser-Allen unless and until the Investor Sellers notify the Purchaser that a new Investor Sellers’ Representative has been appointed.  The Purchaser shall be entitled at its sole discretion to have regard only to notices, including requests, elections or proposals, issued by the Investor Sellers’ Representative in accordance with the provisions of this Agreement or otherwise.  Service of any notice or other communication on the Investor Sellers’ Representative shall be deemed to constitute valid service thereof on each of the Investor Sellers.

16.2         The Other Sellers hereby appoint George Malcolm Roger Graham as their representative (the “Other Sellers’ Representative”) which representative is hereby irrevocably authorised to make any request, election, proposal or consent expressed to be made on behalf of the Other Sellers or any Other Seller to the Purchaser in connection with this Agreement.  The Purchaser shall be entitled at its sole discretion to have regard only to notices, including requests, elections or proposals, issued by the Other Sellers’ Representative in accordance with the provisions of this Agreement or otherwise.  Service of any notice or other communication on the Other Sellers’ Representative shall be deemed to constitute valid service thereof on each of the Other Sellers.  A majority of the Other Sellers (by reference to the number of Shares held at the date of this Agreement) shall be entitled to remove this person and to appoint another person in their place, provided that the Other Sellers and the Purchaser shall consult in good faith to agree on the identity of any replacement Other Sellers’ Representative.

16.3         The Deferred Shareholders hereby appoint Andrew Phillipps as their representative (the “Deferred Shareholders Representative”) which representative is hereby irrevocably authorised to make any request, election, proposal or consent expressed to be made on behalf of the Deferred Shareholders or any Deferred Shareholder to the Purchaser in connection with this Agreement.  The Purchaser shall be entitled at its sole discretion to have regard only to notices, including requests, elections or proposals, issued by the Deferred Shareholders Representative in accordance with the provisions of this Agreement or otherwise.  Service of any notice or other communication on the Deferred Shareholders Representative shall be deemed to constitute valid service thereof on each of the Deferred Shareholders.  A majority of the Deferred Shareholders (by reference to the number of Shares held at the date of this Agreement) shall be entitled to remove this person and appoint another person in their place, provided that the Deferred Shareholders and the Purchaser shall consult in good faith to agree on the identity of any replacement Deferred Shareholders’ Representative.

16.4         Each of the Residual Shareholders and the Option Shareholders respectively hereby appoint Michael Ullmann as their representative (the “Residual Shareholders Representative” and the “Option Shareholders Representative” respectively) who is hereby irrevocably authorised to make any request, election, proposal or consent expressed to be made on behalf of the Residual Shareholders or any Residual Shareholder, or the Option Shareholders or any Option Shareholder to the Purchaser in connection with this Agreement.  The Purchaser shall be entitled at its sole discretion to have regard only to notices, including requests, elections or proposals, issued by the Residual Shareholders Representative (in respect of the Residual Shareholders) and the Option Shareholders Representative (in respect of the Option Shareholders) in accordance with the provisions of this Agreement or otherwise.  Service of any notice or other communication on the Residual Shareholders Representative or the Option Shareholders Representative (as appropriate) shall be deemed to constitute valid service thereof on each of the Residual Shareholders and the Option Shareholders respectively.  A majority of the Option Shareholders or Residual Shareholders (as appropriate) (by reference to the number of Option Shares or Residual Shares (as appropriate) held at the date of this Agreement) shall be entitled to remove the relevant representative and appoint another person in their place, provided that the Option Shareholders or the Residual Shareholders (as appropriate) and the Purchaser shall consult in good faith to agree on the identity of any replacement Residual Shareholders’ Representative or Option Shareholders’ Representative.

17.           SEVERABILITY

If any provision of this Agreement (or of any document referred to herein) is held to be illegal, invalid or unenforceable in whole or in part in any relevant jurisdiction the legality, validity and enforceability of the remaining provisions of this Agreement (or such document) shall not in any way be affected or impaired thereby.

18.           ENTIRE AGREEMENT

18.1         This Agreement (together with any documents referred to herein) contains the entire agreement and understanding of the parties and supersedes all prior agreements, understandings or arrangements (both oral and written) relating to the subject matter of this Agreement (and any such document).

18.2         Each of the parties acknowledges and agrees that:

(a)           it does not enter into this Agreement and the documents referred to herein on the basis of and does not rely, and has not relied, upon any statement or representation (whether negligent or innocent) or warranty or other provision (in any case whether oral, written, express or implied) made, given or agreed to by any person (whether a party to this Agreement or not) except those expressly set out in this Agreement and the only remedy or remedies available in respect of any misrepresentation or untrue statement made to it shall be a claim for breach of contract under this Agreement; and

(b)           this clause 18.2 shall not apply to any statement, representation or warranty made fraudulently or to any provision of this Agreement which was induced by, or otherwise entered into as a result of, fraud, for which the remedies shall be all those available under the law governing this Agreement.

19.           VARIATION

No variation, supplement, deletion or replacement of or from this Agreement or any of its terms shall be effective unless made in writing and signed by or on behalf of each party.  Each of the Investor Sellers, the Other Sellers, the Deferred Shareholders, the Residual Shareholders and the Option Shareholders respectively hereby irrevocably appoint the Investors’ Sellers Representative, the Other Sellers Representative, the Deferred Shareholders Representative, the Residual Shareholders Representative and the Option Shareholders Representative respectively with full power to sign any variation, supplement, deletion or replacement of or from this Agreement on its behalf provided that any such variation, supplement, deletion or replacement of or from this Agreement does not increase any liability or obligation to any of the Shareholders or the Option Shareholders.

20.           RIGHTS OF THIRD PARTIES

20.1         Subject to the remaining provisions of this clause 20, the Company, any other member of the Purchaser’s Group and any of their officers, employees, workers or agents (“Third Parties”) may enforce the terms of, and accordingly shall have the benefit of the provisions of clause 8.6, 8.7, 8.8, 8.9, 8.11, 8.12 and 11.1 of this Agreement which are, or are stated to be, for their benefit subject to and in accordance with the provisions of the Contracts (Rights of Third Parties) Act 1999.

20.2         The parties may by agreement terminate or vary the terms of this Agreement (including this clause 20) at any time and in any way without the prior consent of or notice to any Third Party.

20.3         Except as provided in this clause 20, no person who is not a party to this Agreement shall have any right to enforce any term of it.

21.           ASSIGNMENT

21.1         The rights of the Purchaser under this Agreement shall not be assignable without the prior written consent of the Warrantors, the Investors’ Representative and the Other Sellers’ Representative save that the Purchaser may (notwithstanding any other provisions contained herein) assign or transfer its rights under this Agreement to, or make such rights the subject of a trust created in favour of:

(a)           any other member of the Purchaser’s Group (or by any such member to or in favour of any other member of the Purchaser’s Group provided that if such assignee company leaves the Purchaser’s Group, such rights are assigned or transferred to or made the subject of a trust in favour of another member of the Purchaser’s Group; and/or

(b)           any person by way of security for borrowings of the Purchaser’s Group.

21.2         In the case of any assignment of rights under this clause 21, in each case:

(a)           the assignor shall remain liable for all its obligations under this Agreement; and

(b)           the liability of the parties under this Agreement shall be no greater than such liabilities would have been had any such assignment not taken place.

22.           COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be an original, but all of which when taken together shall constitute a single instrument.

23.           GOVERNING LAW AND JURISDICTION

23.1         This Agreement (together with all documents to be entered into pursuant to it which are not expressed to be governed by another law) shall be governed by, construed and take effect in accordance with English law.

23.2         Subject to clause 9.6, the courts of England shall have exclusive jurisdiction to settle any claim, dispute or matter of difference which may arise out of or in connection with this Agreement (including without limitation claims for set-off or counterclaim) or the legal relationships established by this Agreement.

23.3         Each of the parties hereto agrees that in the event of any action between any of the parties hereto being commenced in respect of this Agreement or any matters arising under it, the process by which it is commenced, (where consistent with the applicable court rules) may be served on them or their duly authorised representatives (as the case may be) in accordance with clause 15 (and their duly authorised representatives as appointed under clause 16 are hereby irrevocably authorised to receive the same on their behalf).

24.           RIGHTS AND REMEDIES

24.1         No failure or delay by any party in exercising any right or remedy provided by law under or pursuant to this Agreement shall impair any such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time.  No single or partial exercise of any right or remedy by any party shall preclude any other or further exercise of such right or remedy or the exercise of any other right or remedy.

24.2         The rights and remedies of the Purchaser under or pursuant to this Agreement are cumulative and may be exercised as often as the Purchaser considers appropriate provided that the Purchaser shall not be entitled to recover more than once in respect of the same claim or subject matter.  For the avoidance of doubt, the remedies of the Purchaser described in this Agreement for a breach of this Agreement are (unless specifically excluded herein by the parties) and subject to clause 10.3 without prejudice to any remedies available to the Purchaser for a breach of this Agreement under general applicable law.

24.3         The rights and remedies of the Purchaser under this Agreement shall not be affected, and such Seller’s liability under this Agreement shall not be released, discharged or impaired by:

(a)           Completion;

(b)           any event or matter whatsoever other than a specific and duly authorised written waiver or release by the Purchaser.

25.           CONTINUING EFFECT

Each provision of this Agreement shall continue in full force and effect after Completion, except to the extent that a provision has been fully performed on or before Completion.

AS WITNESS the hands of the parties or their duly authorised representatives the day and year first above written.

SCHEDULE 1

Schedule 1 contains the names of each of the selling shareholders, the number of shares to be sold by each and the compensation to be paid to the selling shareholder.

SCHEDULE 2

The Company

ACTIVE HOTELS LIMITED

Company Number	3512889

Date of Incorporation	18/2/1998

Registered Office	Compass House 80 Newmarket Road Cambridge CB5 8DZ

Accounting Reference Date	31/12

Secretary	Adrian James Currie

Directors	Adrian Nicholas Critchlow Adrian James Currie Paul Dukes George Matthew Grindall Franks George Malcolm Roger Graham Andrew James Phillipps Michael Phillip Ullmann Matthew Witt

Authorised Share Capital

£7,650 comprising:

1. 5,057,500 ordinary shares of £0.001 each;
2. 700,000 “A” ordinary shares of £0.001 each;
3. 950,000 “B” ordinary shares of £0.001 each;
4. 200,000 “C” ordinary shares of £0.001 each; and
5. 742,500 deferred shares of £0.001 each.

Issued share capital

£5,054.53 comprising:

1. 2,604,560 ordinary shares of £0.001 each;
2. 625,000 “A” ordinary shares of £0.001 each;
3. 937,710 “B” ordinary shares of £0.001 each;
4. 144,755 “C” ordinary shares of £0.001 each; and
5. 742,500 deferred shares of £0.001 each.

SCHEDULE 3

The Property

Address	Title number and class of title

Compass House Third Floor 80/82 Newmarket Road Cambridge CB5 8DZ	Leasehold Not registered

Room 306 Golden Cross House 8 Duncannon Street London	Licence

SCHEDULE 4

Warranties

A.            The Accounts

A.1          The Accounts:

(a)           give a true and fair view of the state of the Company’s affairs at the Balance Sheet Date and of its profit for the year then ended;

(b)           have been properly prepared in accordance with the Companies Act 1985 and all Relevant Accounting Standards and in all other respects have been prepared in accordance with generally accepted accounting practices in the United Kingdom; and

(c)           are not affected:

(i)            to a material extent by any extraordinary, exceptional or non-recurring item;

(ii)           by material inconsistencies of accounting practices, by transactions entered into otherwise than on normal commercial terms or by any factors rendering the profit or loss of the Company unusually high or low.

B.            Business since the Balance Sheet Date

B.1          Since the Balance Sheet Date:

(a)           there has been no material adverse change in the financial or trading position of the Company (save to the extent that the same would be likely to affect to a similar extent generally all companies carrying on similar businesses), and there has been no material damage, destruction or loss (whether or not covered by insurance) affecting the same;

(b)           the Company has carried on its business in the ordinary course without any material interruption or alteration in the nature, scope or manner of such business;

(c)           there has been no material change in the manner or time of payment of creditors, or the issue of invoices or collection of debts, or policy of reserving for debtors and there has been no material increase or decrease in the levels of debtors or creditors;

(d)           the Company has not entered into, or agreed to enter into, any commitment involving capital expenditure which is of a long term or unusual nature or which involves or could involve capital expenditure exceeding £100,000 in the aggregate;

(e)           the Company has not borrowed or lent or agreed to borrow or lend any money and no share or loan capital has been issued or agreed to be issued by the Company and no loan or loan capital or preference capital of the Company has been repaid in whole or part or has become liable to be repaid;

(f)            no resolution of the members of the Company has been passed, save for those representing the ordinary business of an annual general meeting, and no dividend or other distribution (including any bonus) has been declared, made or paid by the Company;

(g)           no substantial supplier to or customer of the Company (being a supplier or customer accounting for more than 5% of the Company’s purchases or sales (as the case may be)) has ceased or substantially reduced its trade with the Company or, so far as the Warrantors are aware, is reasonably likely to cease to trade or substantially reduce its trade with the Company; and

(h)           all transactions entered into by the Company have been on arm’s length terms.

B.2          The Management Accounts have been prepared on a basis consistent with the Accounts but it is hereby acknowledged that they are not prepared on a statutory basis in accordance with the Companies Act 1985 and have not been audited.

B.3          Having regard to the purpose for which the Management Accounts were prepared, they are not misleading in any material respect and neither materially overstate the value of the assets nor materially understate the liabilities of the Company as at the date to which they were drawn up and do not materially overstate the profits of the Company in respect of the period(s) to which they relate.

B.4          Since the last day of the period to which the Management Accounts were prepared, there has been no material change in the value of the assets (including working capital looked at on a stand alone basis) or the level of the liabilities of the Company.

B.5          There are no significant deficiencies or material weaknesses in the design or operation of internal controls that are reasonably likely to adversely affect the ability of any part of the Company’s business to record, process, summarize and report financial information.  So far as the Warrantors are aware, there has been no and there does not currently exist any fraud that involves management or other employees who have a significant role in the internal controls relating to the Company.

B.6          Except for any reasonable expenses, the Company has not extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director, officer or key management employee of the Company.

C.            Company

C.1          The Company has been duly incorporated and is validly existing and in good standing under the laws of England and Wales and has all requisite corporate powers and authority to own its assets and to conduct the business being carried on by it.

C.2.         The Company does not have any of its records, systems, controls, data or information recorded, stored, operated, maintained or otherwise wholly or partly dependent on or held by any means which (including all means of access) are not under the exclusive ownership and direct control of the Company.

C.3.         The only directors of the Company are the persons listed as such in Schedule 2 and no person is a shadow director (within the meaning of section 741 Companies Act 1985) or an alternate or de facto director of the Company.

C.4          The Company has complied in all material respects with the provisions of the Companies Act 1985 and is not liable to pay any fines thereunder and all returns, particulars, resolutions and other documents required under any legislation to be delivered on behalf of the Company to the Registrar of Companies or to any other authority whatsoever have been properly made and delivered.

C.5          The copy of the memorandum and articles of association of the Company annexed to the Disclosure Letter is up to date, true and complete.

D.            Share Capital

D1           All of the Sale Shares, the Deferred Shares and the Residual Shares are validly allotted and issued fully paid or properly credited as fully paid.

D2.          Other than as described in the Disclosure Letter there are in existence no rights to or options for the issue, allotment or transfer of any loan or share capital of the Company nor any rights to convert any loan or share capital into share capital or share capital of a different description.

E.             Subsidiary Undertakings and related operations

E.1           The Company is not the holder or beneficial owner of any shares, debentures or securities of any other person (whether incorporated in the United Kingdom or elsewhere) and has not agreed to (and is under no obligation requiring it) acquire any such shares, debentures or securities.

E.2           The Company is not, and has not agreed to become, a member of any partnership, joint venture, consortium or other incorporated or unincorporated association and has no branch, agency, place of business or permanent establishment outside the United Kingdom.

E.3           The Warrantors, Adrian Currie and Matthew Witt are not at the date hereof either on their own account or in conjunction with or on behalf of any person, firm or company engaged, concerned or interested, directly or indirectly, whether as shareholder, director, partner, agent or otherwise in any business of a similar nature to or competitive with that carried on by the Company, or which has a close trading relationship with the Company.

E.4           The Company does not take part in or control the management of any other company or business organisation.

E.5           No order has been made or petition presented for the purpose of winding up the Company or for the appointment of any provisional liquidator or for any administration order to be made in relation to the Company.  No receiver (including any administrative receiver) has been appointed in respect of the whole or any part of the property of the Company.

E.6           The Company has not stopped payment, nor is it insolvent or deemed unable to pay its debts within the meaning of section 123 Insolvency Act 1986.

E.7           No composition in satisfaction of the debts of the Company, or scheme of arrangement of its affairs, or compromise or arrangement between it and its creditors and/or members of any class of its creditors and/or members, has been proposed, sanctioned or approved.  No distress, distraint, charging order, garnishee order, execution or other process has been levied or applied for in respect of the whole or any part of the property, assets and/or undertaking of the Company.

E.8           No events or circumstances analogous to any of those referred to in the preceding paragraphs E5 to E7 have occurred in any jurisdiction outside England and Wales and, so far as the Warrantors are aware, no circumstances exist which are likely to give rise to the occurrence of the circumstances described in paragraphs E5 to E8.

F.             Assets

F.1           Save for assets held subject to retention of title or similar arrangements arising in the ordinary course of the business of the Company, Licensed IP, leased assets and assets hired or rented on hire purchase in the ordinary course of the business, the Company is the absolute owner of and is in actual possession of the material assets used in the course of its business (excluding the Property).  Save as aforesaid, no person has the right to call for any payment in respect of any of those assets and the Company has not created or agreed to create any Encumbrance over any part of its undertaking or assets (other than Encumbrances arising by the operation of law in the ordinary course of business of the Company).

F.2           The assets owned or used by the Company and the facilities and services to which the Company has a contractual right include all rights, properties, assets, facilities and services necessary for the carrying on of the business of the Company in the manner in which it is currently carried on.

F.3           All of the material assets (excluding Intellectual Property Rights) owned by the Company, or in respect of which the Company has a right of use, are in the possession or under the control of the Company.

F.4           Where any assets are used but not owned by the Company or any facilities or services are provided to the Company by any third party, there has not occurred any event of default or any other event or circumstance which may entitle any third party to terminate any agreement or licence in respect of the provision of such facilities or services (or any event or circumstance which with the giving of notice and/or the lapse of time and/or a relevant determination would constitute such an event or circumstance).

G.            Property

G.1          The Property comprises all of the land and premises owned, leased, occupied or otherwise used by the Company.  The particulars of the Property listed in Schedule 3 are true, current and correct.  As far as the Warrantors are aware there are no properties previously owned or held (by leasehold or otherwise) by the Company which have been disposed of in respect of which the Company has a continuing liability.

G.2          The Company has not entered into any agreement to acquire or dispose of any land or premises or any interest therein which has not been completed and the Company’s interest in the Property is free from any Encumbrance which has a material affect on the Company’s use and enjoyment of the Property.

G.3          The Property is not subject to any material outgoings other than uniform business rate (except rating surcharge), water rates and insurance premiums and also in the case of leasehold properties, rent and service charges and the Company is not in arrears with any such outgoings.

G.4          So far as the Warrantors are aware, all agreements, covenants, restrictions or other matters to which the Property is subject have been complied with in all material respects and the Warrantors are not aware of and the Company has not received any written claims, notices or written orders from any person affecting the Property and the Company has not received any notice which is still outstanding (i.e. has not been remedied or expired without liability to the Company) alleging any breach of covenants contained in any lease or licence of the Property or other event which could give rise to a termination of the lease or licence of the Property (as the case may be).

G.5          So far as the Warrantors are aware, the present use of the Property by the Company and all development carried out on it by the Company complies with all relevant planning legislation applicable thereto.

G.6          So far as the Warrantors are aware, compliance has been made in all material respects with all applicable statutory requirements with respect to the Property.

G.7          The Property is served by all means of access, services and other facilities, easements and rights necessary for its current use.

G.8          So far as the Warrantors are aware, there are no proposed schemes or orders affecting any road or highway giving access to the Property or any compulsory purchase orders in respect of the Property.

H.            Insurance

H.1          All current insurance policies relating to the assets and business of the Company have been disclosed to the Purchaser and are adequately summarised in or otherwise disclosed by the Disclosure Letter and such information is correct, full and accurate.  All premiums due in respect of such policies have been paid and so far as the Warrantors are aware, such policies are in full force and effect.

H.2          So far as the Warrantors are aware there are no circumstances which could reasonably be expected to lead to any liability under such insurance being avoided by the relevant insurers and there is no claim outstanding under any such policy and, so far as the Warrantors are aware, there are no circumstances likely to give rise to such a claim or so far as the Warrantors are aware result in an increased rate of premium.

H.3          The Company has not suffered any uninsured losses nor waived any rights of material or substantial value or allowed any insurances to lapse.

I.              Commercial agreements and arrangements

I.1            There have been disclosed to the Purchaser:

(a)           all material contracts, commitments and obligations of the Company now outstanding which are long term (that is unlikely to be fully performed within six months of being entered into or not capable of lawful termination without compensation within three months) or outside the ordinary course of business;

(b)           the terms of all commercial arrangements (other than IP Licences) with suppliers or distribution partners to which the Company is a party and which account for more than 3% of turnover of the Company in the last 12 months (in the case of distribution partners) or 3% of expenditure of the Company in the last 12 months (in the case of suppliers);

(c)           other than IP Licences, the terms of all material profit or loss sharing arrangements, agency, distribution or licence agreements or arrangements to which the Company is a party; and

(d)           details of all discounts, overriders, rebates and similar arrangements which are material to the business of the Company or which are outside the ordinary course of business offered or granted to the Company by its suppliers or by the Company to others.

and in each case such information is true, complete and accurate.

I.2            So far as the Warrantors are aware, there are no outstanding liabilities or commitments of the Company arising from any arrangements for the disposal of any shares, property or other assets (other than in the ordinary course of business) previously owned by the Company.

I.3            The Company has not given any covenants limiting or excluding its right to do business and/or compete in any area or field (whether limited by reference to a geographical area or type of business) with any other person.

I.4            So far as the Warrantors are aware, neither the Company nor any other party to any agreement or arrangement with the Company which is material in the context of its business is in default thereunder such that the relevant agreement or agreements could be immediately terminated without notice in advance of its stated term.

I.5            There are in force no powers of attorney given by the Company and no person is entitled or authorised (whether as agent or otherwise) to bind or commit the Company to any obligations outside the ordinary course of their businesses.

I.6            The execution of and compliance with the terms of this Agreement will not:

(a)            cause (or be reasonably likely to cause) the Company to lose the benefit of any right, licence or privilege it enjoys at present or, so far as the Warrantors are aware, cause any person who normally does business with the Company not to continue to do so on the same basis as previously;

(b)           result in any liability of the Company being created or increased; or

(c)            relieve any person of any obligation to the Company (whether contractual or otherwise) or enable any person to determine such obligation or any right or benefit enjoyed by the Company or to exercise any right whether under an agreement with or otherwise in respect of the Company.

I.7            No significant hotel or distribution partner of the Company has, during the period of 12 months prior to this Agreement, ceased to trade with, or indicated an intention to cease to trade with, the Company either in whole or in part.  During the 12 months prior to the date of this Agreement, the terms of trade of the Company with each significant hotel or distribution partner have not significantly changed to the detriment of the Company and the Warrantors are not aware that any cessation or substantial reduction in trade or change in terms of dealing as described above is likely after Completion.

In the context of this warranty, significant shall mean that such hotel or distribution partner accounts for more than 3% of the Company’s turnover in the last 12 months.

I.8            The Company has not at any time entered into any transaction at an undervalue (within the meaning of section 238 or 339 or 423 Insolvency Act 1986) with any other person, been given a preference (within the meaning of section 239 or 340 Insolvency Act 1986) by any other person, or otherwise entered into any transaction which is void or voidable (whether in whole or in part) or received any benefit or acquired any asset which is or may be liable to be returned or repaid (whether in whole or in part).

I.9            There is no outstanding contract, liability or arrangement to which the Company is a party or by which it is bound which is otherwise than by way of a bargain at arm’s length.

J.             Intellectual Property Rights

J.1           So far as the Warrantors are aware, there is no subsisting infringement of any of the Intellectual Property Rights by any third party.

J.2           No claims concerning the infringement of any of the Intellectual Property Rights have been made or considered by the Company.

J.3           The Company is the registered proprietor of the registered Intellectual Property Rights and the applicant for the registration of the Intellectual Property Rights set out in the Disclosure Letter.  The Company has not been notified of any grounds for refusing an existing application by the Company for registration of any of the Intellectual Property Rights.

J.4           So far as the Warrantors are aware, (a) the use of the Intellectual Property Rights by the Company does not infringe the rights of any third party and (b) neither the validity or subsistence of the Intellectual Property Rights owned by the Company nor the Company’s title, interest in or right to use any Intellectual Property Rights is the subject of any current, pending or threatened challenge, claim or proceedings (including for opposition, cancellation, revocation or rectification).

J.5           Save as set out in the Disclosure Letter or the documents annexed to it, the Company has not granted licences of any of the Intellectual Property Rights to any third party and is not required to grant such licences by the terms of any licences or contracts to which it is a party.

J.6           The Company Systems are either owned by, or licensed or leased to the Company. Full copies of all current material licences, leases or maintenance and support agreements for the Company Systems are attached to the Disclosure Letter. So far as the Warrantors are aware, there are no circumstances in which the ownership, benefit, right to use or right to receive such maintenance and support services in relation to any material components of the Computer Systems may be lost by virtue of the acquisition of the Shares.

J.7           No claim has been made to the Company by a third party which disputes the validity of, or alleges that the Company is in breach of, any agreement relating to the Company Systems.  So far as the Warrantors are aware, no circumstances exist which are likely to give rise to such a claim.

J.8           No more than 1% of the sales of the Company in the last 12 months have been placed through (when taken together) the websites of the Company to the extent that these sales are due to such websites being accessed via the domain names listed in Schedule 5 Part 2.

K.            Compliance and litigation

K.1          The Company has conducted its businesses and corporate affairs in accordance with its memorandum and articles of association in all material respects in accordance with all applicable laws and regulations of the United Kingdom and any relevant foreign country and, so far as the Warrantors are aware, there is no order, decree or judgment of any Court or any governmental agency or regulatory authority of the United Kingdom or any foreign country outstanding against the Company which may have a material adverse effect upon the business of the Company.

K.2          Save as claimant in proceedings for the collection of debts (not exceeding £100,000 in the aggregate) arising in the ordinary course of its business, the Company is not engaged either on its own account or vicariously in any suit, action, litigation, arbitration or tribunal proceedings or any governmental investigations.  So far as the Warrantors are aware, no such suit action, litigation, arbitration or tribunal proceedings or governmental investigations are pending or threatened by or against the Company and so far as the Warrantors are aware there are no circumstances likely to lead to the same, no injunction has been granted against the Company and the Company has given no undertaking to any court or to any third party arising out of any legal proceedings.

K.3          Neither the Company nor any agreement, arrangement or practice to which it is a party, has been the subject of any investigation or inquiry by any governmental, administrative or regulatory body of which the Company has been notified.

K.4          The Company has obtained all material licences, permissions, authorisations and consents required for carrying on its business effectively in the places and in the manner in which such business is now carried on, such material licences, permissions, authorisations and consents are in full force and effect and so far as the Warrantors are aware there are no circumstances which may lead to any of the material licences, permissions, authorisations and consents being suspended, cancelled or revoked or not renewed, in whole or in part.

L.             Employees

L.1           The basis of the remuneration payable to officers and employees of the Company at the date hereof is the same as that in force at the Balance Sheet Date and the Company is not under any contractual or other obligation to increase the rates of remuneration of or make any bonus or incentive or other similar payment to any of its officers or employees at any future date.

L.2           There are no employees, directors or officers of the Company employed, or workers engaged, under contracts which cannot be terminated on three months’ notice or less without payment of compensation (other than the statutory rights to payments of compensation).

L.3           Accurate and complete particulars of the terms of the contracts of service of all officers and employees of the Company earning (including any amount which might be paid by way of bonus) in excess of £50,000 per annum, and of all directors, have been disclosed to the Purchaser in the Disclosure Letter together with accurate particulars of the material remuneration and benefits of all other employees.

L.4           The Company is not engaged or involved in any dispute arising out of, affected by or otherwise relating to the provisions of any employment legislation, and so far as the Warrantors are aware, the Company has not received notice of any circumstances which could reasonably be expected to give rise to any such dispute or the payment of any damages or compensation by the Company as a result of such dispute or any breach of any collective agreement or contractual obligation to any employee.

L.5.          There are no circumstances, so far as the Warrantors are aware, which have given or could give rise to a claim by any employee, worker, director or officer of the Company under discrimination legislation in any jurisdiction, including but not limited to (in the UK) the Sex Discrimination Act 1975 (as amended), the Race Relations Act 1976, the Disability Discrimination Act 1995, the Part-time Workers (Prevention of Less Favourable Treatment) Regulations 2000, Fixed Term Employees (Prevention of Less Favourable Treatment) Regulations 2002, the Employment Equality (Religion or Belief) Regulations 2003 and the Employment Equality (Sexual Orientation) Regulations 2003.

L.6           The Company does not recognise any trade union or other body representing its employees (or any of them) for the purpose of collective bargaining, negotiation or consultation, nor has the Company done any act which might be construed as recognition or received a request for recognition of any such body and, so far as the Warrantors are aware, no such request is pending.  There has not during the past two years been any actual or threatened strike, work stoppage, work to rule, lock out or overtime ban which has materially disrupted the Company’s business.

L.7           Completion will not in itself give rise to the payment of any remuneration, payments or benefits or any enhancements or accelerations thereof to any employee of the Company whether in accordance with the standard terms and conditions of employment of such employee or otherwise except for pursuant to the exercise of any Option, the sale of any of the Deferred Shares, the transfer of any Shares under the Option Share Acquisition Agreement or under any of the management incentive arrangements (based on the subscription for B ordinary shares) being effected at Completion.

L.8           In respect of all periods up to and including the date of this Agreement, the Company has discharged its obligations in full in relation to payment of remuneration and benefits to the Company’s employees.

L.9           The Disclosure Letter contains a complete and accurate list of all employees, officers and directors of the Company and their remuneration.  There are no employees working in the business of the Company who are employed by any other company, business or other organisation.  So far as the Warrantors are aware, none of the Company’s employees, in the course of their employment, spend a material part of their working time performing duties for any company, business, or other organisation other than the Company.

L.10         All Enterprise Management Incentive share options granted to employees or directors of the Company by the Company or any other person or entity qualified for full exemption from income tax and national insurance contributions on exercise and when they were first granted and have continued to qualify for such exemptions.

L.11         The Company has made no share option grants to the Founders.

L.12         There are no outstanding option grants, or rights to acquire shares in the Company (whether issued or unissued), held by employees or directors other than those shown in Schedule 6.

L.13         The Company has no outstanding PAYE or national insurance obligations in respect of Shares held or previously held by employees or directors or former employees or directors and no such obligations will arise in respect of the sale or any other transfer of the Shares at or before Completion.

M.           Pensions

M.1         The Company has no obligation (whether legally enforceable or not) to provide or contribute to the provision of any “relevant benefit” (as defined in ICTA 1988, s 612, but without the exception of benefits payable solely by reason of accident) to or for any of its past or present officers or employees or their dependants, and there are no retirement benefit or pension or death benefit, or similar schemes or arrangements in relation to which the Company is a party.

M.2         The Company complies with the requirements of the Welfare Reform and Pensions Act 1999 relating to the provision of stakeholder pensions and material details in relation to such arrangements have been provided.  All amounts due to be paid by the Company (whether on its own behalf or on behalf of any employee or director or former employee or director) to any stakeholder arrangement have been paid by the due date and in accordance with applicable legislation.

N.            Taxation

N.1          (a)           All necessary information, notices, returns, particulars, declarations, entries, claims and computations which ought to have been submitted have been properly and punctually submitted by the Company to the relevant Taxation authority and such submissions are true, complete, and accurate in all material respects, have been prepared on a proper basis, and are not the subject of dispute nor, so far as the Warrantors are aware, are likely to become the subject of any dispute with such authority.

(b)           Since the date of its incorporation, the Company has not been the subject of any non routine investigation, audit or disclosure by or involving any investigation unit of any Taxation  authority, and has not paid or become liable to pay any penalty, surcharge, fine or interest in respect of Taxation.

(c)              Full provision or reserve has been made in the Accounts for all Tax assessed or liable to be assessed on the Company or for which it is accountable in respect of income, profits or gains earned, accrued or received or deemed to be earned, accrued or received on or before the Balance Sheet Date, including distributions made down to such date or provided for in the Accounts.

N.2          The Disclosure Letter contains full details of all claims, withdrawals of claims, notifications, disclaimers or elections assumed to have been made for the purposes of the provisions or reserves for Taxation included in the Accounts, that have not actually been made at the date hereof, and of any current agreements between the Company and any Taxation authority for its taxation on any concessionary basis (other than pursuant to published extra-statutory concessions).

N.3          The Company has duly deducted all amounts from any payments to any person from which Taxation falls to be deducted at source and has (if required by law to do so) duly paid or accounted for such amounts of Taxation to the relevant Taxation authority.  Proper records have been maintained in respect of all such deductions and payments

(including, without limitation, records required to be maintained in connection for employee Tax purposes) in accordance with all applicable Taxation legislation.

N.4          The Company is not and will not be liable to make any payment of or in respect of Taxation resulting from or by reference to (i) any income, profits or gains earned, accrued or received since the Balance Sheet Date and on or before the Completion Date or (ii) any event occurring since the Balance Sheet Date and on or before the Completion Date other than in each case Taxation arising from transactions in the ordinary course of the Company’s business.

N.5          The Company will not be liable to make any payment of or in respect of Taxation resulting from or by reference to any income, profits or gains earned, accrued or received after the Completion Date as a result of an act, omission or transaction by or of a person other than the Company and which liability to Taxation falls upon the Company as a result of its having been affiliated or connected with for Taxation purposes with that person at any time before the Completion Date.

N.6          The Company is and has always been resident in the United Kingdom for the purposes of Taxation and is not and has never been resident in any other jurisdiction, or traded through a branch, agency or permanent establishment situated outside the United Kingdom.

N.7          The Company is not liable to pay any Taxation for which some other company or person is or was primarily liable.

N.8          The Disclosure Letter contains details of all transactions, schemes or arrangements to which the Company has been a party since its incorporation in respect of which a statutory clearance application was made, together with copies of all relevant applications for clearances and copies of all clearances obtained pursuant thereto.

N.9          The Company is separately registered in the United Kingdom for value added tax (“VAT”) purposes and is not registered or required to be registered for VAT or similar tax in any other jurisdiction.  The Company has never been treated as a member of a group under s 43 Value Added Tax Act 1994.  The Company has complied in all respects with all statutory provisions, rules, regulations, orders and directives in respect of VAT, has promptly submitted accurate returns and the Company maintains full and accurate VAT records and has not suffered any liability to any interest, forfeiture, surcharge or penalty.  All VAT has been duly paid to the extent it should have been paid or provision has been made in the Accounts for all amounts of VAT for which the Company is liable to the extent such provision ought to have been made.

N.10        All documents which establish or are necessary to establish the title of the Company to any asset and which attract stamp duty payable by the Company, or any similar foreign tax or duty, have, so far as the Warrantors are aware, been properly stamped.

N.11        All income tax deductible or payable by the Company under the Income Tax (Earnings and Pensions) Act 2003 (or any other equivalent foreign legislation) has, so far as it is required to be deducted, been deducted from all payments made or treated as made by the Company and all amounts due to be paid to the relevant Tax authority prior to the Completion Date under that Act (or any equivalent foreign legislation) have been so paid, including all Tax chargeable on benefits provided for directors, employees or former employees of the Company or any persons required to be treated as such, and all deductions and payments required to be made under any Taxation legislation in respect of national insurance and social security contributions (including employer’s contributions) or any equivalent foreign legislation have been so made.

N.12        The Company is not a member of a group of companies for the purposes of s402 ICTA 1988 or s.171 TCGA.

N.13        The Company has prepared, kept and preserved complete, accurate and up-to-date records to enable it to deliver correct and complete Taxation returns and to calculate any liability to Taxation or entitlement to claim any relief in respect of Taxation.

Signed by Andrew Phillipps

/s/ Andrew Phillipps

Signed by Adrian Critchlow

/s/ Adrian Critchlow

Signed by Close Venture Management	)
Limited (acting as investment manager to	)
Bamboo Investments (No.2) Limited))
acting by its duly authorised attorney	) /s/ William Fraser Allen

Signed by Close Venture Management Limited	)
(acting as investment manager to Close	)
Technology & General VCT plc) acting by	)
its duly authorised attorney	) /s/ William Fraser Allen

Signed by Close Securities Limited and Close	)
Brothers Investments Limited (on behalf of	)
The First Close Technology Fund) acting	)
by their duly authorised attorney	) /s/ William Fraser Allen

Signed by Andrew Phillipps as duly	)
authorised attorney of:	) /s/ Andrew Phillipps

Paul Dukes

George Franks

George Malcolm Roger Graham

Michael Ullmann

Fonterona Holdings S.A.

Matthew Witt

Helen Hurst

John Trueman

Tom Hankinson

Ian Reynolds

Charles Chadwyck-Healey

Jonathan Gollins

Paul Goacher

Thomas Mackenzie

Red Lion Wells Limited

Richard Wynne-Griffith

John McCallion

Shaun Varga

Richard Tice

Simon Taylor

Hugo Upton

Alistair Muir

Nat Rubner

Torquil Montague-Johnstone

Boris Adlam

Philip O’Riordan

James Sunley

Julian Critchlow

Sarah Critchlow

Stuart Watson

John Hallam

Russell Newton

Generali Asset Management S.G.Fr. INA a/c Moneta Forte

Stuart Lucas

Barry Gold

Jonathan Paisner

Susanna Paisner

Harold Paisner

Martin Paisner

Hussein Damirji

Paul Davidson

George Olcott

Andrew Lothian

Alistair Knox

Justin May

Judith Davidson

Barbara Phillipps

Patrick Sweeney

Dan Smith

Judd Muir

Rebecca Lilley

Ruth Martin

Ian Taylor

Richard Hammond

Chris Chapman

David Begg

Stuart Payne

Jeremy Storr

Ben Griffiths

Severine Philardeau

Adam Reynolds

Paul Tedds

Nick Monaghan

Tony Wardell

Angela Pugh

Andy Stubbs

Andrew Douglas

Adrian Currie

Mathieu Astier

Stephen Thresh

Brian Bunyan

Tom Cromack

Maria Murphy

Julie Marino

Nick Aliwell

Isabelle Roques

Heidi Rivett

Guillaume Thevenot

Barbara Collot

Pia Chevalier

Virginie Dambrine

Dan East

Shane Whaley

Monica Ferero

Sabrina Naderi

Mike Kelly

Clare Town

David Hammerton

Matthew Greenwood

Jason Matthews

Sandrine Aymard

John-Paul Stanford

Rosario Villamor

Luis Lopez-Echeto

Carola Schwalbe

Elodie Bigot

Sam Singlewood

Ajay Pattni

Alexander Harris

James Balley

Florence Blagden

David Child

Gaelle Corbin

Andrea D’Amico

Esmerelda Del Carmen Blanco Medina

Luke Errington

Karina Fracheri

Paul Grayson

Louise Hanzlik

Nikky Hollyhead

Rachel Howes

Andre Kruger

Maria Lence

Matthew Patterson

Salvatore Roberto Simbula

Paul Squirell

Natalie Van Driessche

Adam Walker

Aaron Walker

Claire Whapham

Mandy Zakhour

Signed by Priceline.com Holdco	)	/s/ Mitchell Truwit
UK Limited	)	/s/ Glenn Fogel